RECEIVED
2004 AUG 30 A 11: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

04036562

August 9, 2004

Re: ~~NABI Rt. (The~~ "Company")
Rule 12g3-2(b) Exemption
File No.: 82-4925

NABI North American Bus Industries Rt.

SUPPL

To Whom it May Concern

Pursuant to Rule 12g3-2(b)(1)(iii) enclosed are the documents described in the annexure hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 9th of February, 1999.

This information contains the company's relevant public disclosures from May, 2003 to present date. These documents are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter, nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and return it to the address provided in the letterhead. If you have any questions, do not hesitate to contact us.

Sincerely,

PROCESSED
AUG 30 2004
THOMSON
FINANCIAL

Andras Bodor
Corporate Affairs Director

dly 8/30

Attachments:
Printed copy of the 2003 Annual Report
Interim reports for Q3-4, 2003 and Q1, 2004
NABI Rt.'s news releases containing all relevant information regarding the company: invitations and decisions of the AGM, incumbent transactions, changes in the person of the Upper Management and BOD, and other important news releases (bus orders, etc.)

File No. 82-4725

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

August 4, 2004

Miami-Dade Transit buys 70 more NABI buses

NABI (BSE: NABI) announces the receipt of a notice to proceed from Miami-Dade Transit to exercise an option for 70 Model 40-LFWs. Total contract value is worth $21.5 million.

"We appreciate the excellent business relationship we have with Miami," said Bill Coryell, Vice President of Sales for NABI, Inc. "NABI has been privileged to deliver over 600 buses to Miami of varying floor-heights and bus lengths, making them our second-largest customer."

The 40-foot low-floor diesel bus options will be delivered third quarter 2005. Miami has previously taken delivery of NABI standard-floor 60-foot articulating buses, 40-foot low-floor and standard-floor buses, and 30-foot low-floor shuttle buses for BRT and regular route applications. From earlier options exercised and today's announcement Miami currently has 110 buses on order for NABI 40-LFWs.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

July 23, 2004

Los Angeles exercised an option

NABI (BSE: NABI) announces that Los Angeles County Metropolitan Transportation Authority's (LACMTA) board approved the decision to exercise 75 option buses acclaiming North American Bus Industries' (NABI) 40-foot low-floor buses.



The option contract for 40-LFW CNG buses is worth approximately $25 million, and buses are scheduled to be delivered in early 2005. Los Angeles deploys 800 NABI CNG low-floor buses in its fleet of 2,368 buses. Additional delivery of 100 45-foot CNG CompoBuses® has begun recently. The 200 series of 60-foot CNG 60-BRT vehicles will be placed into service in 2005.

- END -

For further information:

András Bodor, Corporate Affairs Director

Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

Newsrelease

July 8, 2004

H1.2004 bus sales performance of the NABI Group

Number of Bus Deliveries According to Market and Type

Market	Bus type	June 30 2004	June 30 2003	June 30 2002
USA	35/40-foot (heavy-duty)	239	287	415
	40/45-foot CompoBus®	33	8	0
	60-foot articulated (heavy-duty)	73	1	0
	30-foot (medium duty)	1	12	10
USA MARKET TOTAL:		**346**	**308**	**425**
United Kingdom	Single deck under 7.5t	43	66	79
	Single deck over 7.5t	191	185	171
	Double deck (over 7.5t)	1	9	17
UK MARKET TOTAL:		**235**	**260**	**267**
HU MARKET TOTAL:	(Single deck over 7.5t)	**5**	**3**	**0**
GRAND TOTAL		**586**	**571**	**692**

Comparing to the results from last year's similar period, there is no significant growth in the number of buses sold; however, the sales structure has changed in the USA as the proportion of higher value CompoBus®-es and articulated buses has increased. The 45-foot CompoBus®-es were sold at a 30% premium on average, while the 60-LFW at a 50% premium, based on the average price for the traditional (40-foot) models. Customization (of propulsion system, add-ons) may represent considerable differences in model prices. On the UK market, the overall bus registrations are down by 17% in comparison with the first half of 2003, but Optare has steered a steady course and increased its market share to 38% in the midibus sector and has a 10% share of the total UK bus registrations.



Distribution of Bus Sales
Number of Buses Sold
450
400
350
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2000
2001
2002
2003
2004
US Sales
UK Sales
HU Sales

Based on the past six-month sales data, the Group forecasts sales of approximately 1200 buses in 2004. Management's primary focus is to generate cash flow and improve financial performance as opposed to emphasizing an increase in the number of vehicle sales.

- END -

For further information:

András Bodor, Corporate Affairs Director

Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

1 July, 2004

Management changes at NABI Inc.

Mr. András Rácz, President and CEO, NABI Bus Industries Rt. (BSE: NABI) and Chairman of NABI, Inc. announces the departure of Mr. Patrick Rona as President, CEO and Board member of NABI Inc.

The decision takes effect on the 1st of July, 2004. Patrick Rona had been employed at NABI Inc. as CEO since 2002. András Rácz also announces the appointment of J. Daniel Garrett to Interim President and CEO of NABI, Inc., also effective immediately. Mr. Garrett presently serves as the Executive Vice-President and CFO for NABI, Inc. and the Group CFO for the NABI Group.

- END -

For further information:

András Bodor, Corporate Affairs Director

Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

June 30, 2004

NABI's 30-LFN flourishes at Altoona test track



NABI Bus Industries (BSE: NABI) model 30-LFN completed the demanding 500,000 mile Altoona structural endurance test for transit buses that is a usual requirement for bidding at mass transit authorities. The 30-LFN is a 31-foot ultra low-floor diesel bus, an American version of Optare's award-winning Solo model (NABI's U.K. subsidiary).

The testing revealed no Class 1 or Class 2 failures—demonstrating the 30-LFN is a safe, durable and reliable vehicle for transit and shuttle bus applications. Fuel economy tests provided an overall average of 7.5 mpg, a 27% or more fuel efficiency gain over other 30-foot buses tested, which ran from 4.1 to 5.9 mpg. Based on today's federal government-published untaxed price of diesel and average annual mileage of transit buses in most recent APTA statistics, if a transit agency were to buy 100 NABI Model 30-LFNs it would save more than $1.7 million during the fleet's useful life over the next most fuel efficient bus model, on fuel savings alone.

NABI has sold more than 170 30-LFNs to the American market (on the "non-buy America" segment only). In 2003 Miami-Dade Transit ordered 70 and currently operates them in BRT neighborhood shuttle applications. There are more than 1,500 models operating in the U.K. and the U.S. combined.

###

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

June 4, 2004

Broward County, FL awards NABI bus contract

NABI (BSE: NABI) announces purchase order for 25 buses

Broward County Mass Transit (Florida) placed a purchase order for 25 NABI 40-foot low-floor steel buses of NABI with diesel propulsion systems. The buses are scheduled to be delivered by May 2005. The contract includes a firm order in the amount of US$ 7.8 million and 3 options for the delivery of 25 buses each.

NABI Group, to date, has delivered more than 500 transit buses in Florida. NABI reached a 20.9% market share in the US heavy duty urban transit bus market in 2003.

- END -

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

Newsrelease

26 May 2004

NABI wins joint Hungarian bus tender of Kapos, Gemenc and Pannon Volán

NABI Bus Industries Rt. (BSE: NABI) has been awarded a contract for 16 NABI 700 SE buses.

The award is a better-than-expected sale in the Hungarian market, which has had recent budget challenges. The contract is worth HUF 594 million (US$2.9 million/€2.4 million), and NABI will deliver the buses by October 30, 2004.

NABI previously delivered buses to Kapos and Gemenc Volan by April 29, 2004 according to its former contracts. Additionally, two NABI 700 SE buses will be delivered to Volanbus by June 30, 2004.

The NABI 700SE bus, built on a Scania chassis, was introduced last year for the Hungarian market. This new model is capable of transporting a maximum of 90 passengers, with 41 seats. The bus is powered by a 239 hp (169KW) Euro 3 compliant Scania engine, and it is equipped with a seven-gear manual transmission.

NABI captured 9% of the Hungarian market share of buses sold (total 209) in 2003.

# # #

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

NABI

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

May 5, 2004

NABI`s performance in the first quarter and selection of a new Chairman

At its board meeting in Leeds, UK NABI Bus Industries Rt. (BSE: NABI) announced the key figures of the financial performance in the first quarter and the selection of Mr. Martin Adams, as the new Chairman of the Board of NABI.

Total Group revenue increased to US $93.9 million from US $79.5 million last year, representing an increase of 30.2% as a result of increased sales volume of 60 LFW and CompoBus models. The growth in revenue included a 9.5% increase in revenue for the Aftermarket parts division as well. However, this performance continued to be adversely impacted by a weak U.S. dollar and costs and expenses related to the recent restructuring of the Company's debt.

The Company reported a net loss of US $870,000 improvement from a loss of US $1.4 million in the same period last year. The current period loss included more than US$1 million of one-time costs associated with the restructuring of the Company's debt agreements, which became effective subsequent to the end of the quarter of April 23, 2004. Pursuant to the new debt agreements, approximately US $101.6 million of the Group's debt was reclassified to long-term debt with duration of more than a year. These loans are available for the Group until the end of 2006. The Company repaid US $12 million of debt in the first quarter of 2004 and is obligated to make additional debt repayments of US $10 million in 2004.

Mr. Martin Adams, chairman of the First Hungary Fund Ltd, was selected as the new Chairman of the Board of NABI. The appointment is effective immediately.

— END —

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

May 4, 2004

Information on NABI's warrants

NABI Bus Industries Rt. (BSE: NABI) informs its honorable shareholders that out of the currently issued total 2,230,411 warrants only 1,713,753 warrants' strike price is less than the highest market price in the last 52 weeks.

Warrants issued according to the Management Share Option Plan:

warrants	strike price (HUF)	maturity
6,000	3,703	July 24, 2004
23,000	4,618	March 27, 2006
137,400	3,812	March 22, 2007
20,000	3,890	April 15, 2007

186,400 warrants were issued from the Management Share Option Plan and the strike price is well above the highest market price in the last 52 weeks. The Board of directors is authorized to issue warrants up to 10% of the share capital that represents 276,060 additional warrants according to the current Management Share Option Plan. The condition for exercising the management warrants is that the total new shares issued since the last September 16 should not reach 25% of the share capital. These warrants are not assignable. The Management Share Option Plan is available on www.nabi.hu\ investors relations\ corporate documents site.

Warrants issued to the Financiers:

warrants	strike price (HUF)	maturity
330,258	5,446	December 30, 2006
1,713,753	1,087	December 30, 2006

The assignment of the warrants which were issued to the Financiers is restricted. Such assignment can only be made to an existing holder of a warrant or to any bank, trust company, savings and loan association, or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity in a transaction registered pursuant to applicable United States (state and federal) laws, or exempt from registration requirements as provided under such laws. The new warrant holder must accept the relevant obligations arising from the agreement according to which the warrants were issued. A subsequent holder of a warrant shall not share the original warrant holders' right to appoint a representative to the Board nor shall the subsequent holder be entitled to receive from any such appointed representative any oral or written information regarding the confidential proceedings of the Board.

The owner of one warrant is entitled for one registered ordinary share anytime after payment of the strike price until the expiration date.

The company's share capital represented by 4.624.600 ordinary registered shares with HUF 1,000 nominal value.

The closing price of NABI shares on the Budapest Stock Exchange was HUF 990 on May 3, 2004. The highest market price was HUF 2,850 in the last 52 weeks.

- END –

For further information:

András Bodor, Corporate Affairs Director

Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

27. April 2004

Resolutions of the Annual General Meeting of NABI Rt.

NABI Rt's Annual General Meeting of Shareholders was held on April 27, 2004. Shareholders owning 64.184 per cent of all shares attended the AGM. The AGM adopted the following resolutions:

Resolution of the AGM No. 1/2004. (IV.27.)
"The AGM approved the report of the Board of Directors on the 2003 Business Report of the company, which is attached to the minutes of the meeting (Attachment 1.)"

Resolution of the AGM No. 2/2004. (IV.27.)
"The AGM acknowledged the report of the Supervisory Board on the Board of Directors' 2003. business report, the standalone and consolidated financial reports and the accounting of the loss. The report is attached to the minutes of the meeting (Attachment 2)."

Resolution of the AGM No. 3/2004. (IV.27.)
"The General Meeting acknowledges the report of the independent auditor on the annual statements of the company."

Resolution of the AGM No. 4/2004. (IV.27.)
"In the knowledge of the report of the Supervisory Board and the Auditor the General Meeting approves
a) the non-consolidated financial statements according to Hungarian Accounting Standards with balance sheet total of 23,804,509,000 HUF and after-tax loss of 3,809,972,000 HUF.
b) the consolidated financial statements according to Hungarian Accounting Standards with balance sheet total of 55,115,418,000 HUF and after-tax loss of 6,535,996,000 HUF, and
c) the consolidated financial statements according to US GAAP with balance sheet total of 273,556,000 USD and after-tax loss of 16,227,000 USD for the business year ending on 31 December 2003."

Resolution of the AGM No. 5/2004. (IV.27.)
"The General Meeting requires that the company's
a) after-tax loss of 3,809,972,000 HUF according to the non-consolidated financial statements according to Hungarian Accounting Standards;
b) after-tax loss of 6,535,996,000 HUF according to the consolidated financial statements according to Hungarian Accounting Standards;
c) after-tax loss of 16,227,000 USD according to consolidated financial statements according to US GAAP
for the business year ending on 31 December 2003 be transferred into the profit reserve and to accrue the losses for tax purposes for 5 years in the Hungarian standalone report."

Resolution of the AGM No. 6/2004. (IV.27.)
"The General Meeting acknowledges the provision of the agreement made with the creditors of the company under which the company is not permitted to pay dividends until the closing of the business year of 2006."

Resolution of the AGM No. 7/2004. (IV.27.)
"The General Meeting determines that the remuneration of the Auditor for 2004 is 14,900,000 HUF net and authorizes Péter Horváth, Chief Financial Officer to sign the contract with the auditor."

Resolution of the AGM No. 8/2004. (IV.27.)
"The General Meeting accepts the resignation of Mr. John F. Horstmann, the member of the board of directors, effective immediately."

Resolution of the AGM No. 9/2004. (IV.27.)
"The General Meeting elects Mr. Martin Michael Adams (mother's maiden name: Burglinde Hulda Deutschmann, address: Rua das Faias 978, 2750-688 Cascais, Portugal, passport number: 740217433) and Mr. Gijsbert Karel van der Mandele (mother's maiden name: Wilhelmine Plate address: Apolinarska 9, 128 00 Praha 2, Czech Republic, passport number: NF3083271) as new members of the Board of Directors of the Company with immediate effect and for a term expiring on 30 April 2005. Furthermore the General Meeting resolves that the date of expiry of the term of all existing Members of the Board of Directors (Mr. András Rácz, Mr. Tamás Felsen, Mr. Russell Richardson and Mr. Mark

Pejacsevich) be 30 April 2005."

Resolution of the AGM No. 10/2004. (IV.27.)

"The General Meeting approves the amended Management Share Option Plan and authorizes the Board of Directors to implement it."

Resolution of the AGM No. 11/2004. (IV.27.)

The General Meeting resolves to amend Section 17.2 of the Articles of Association to provide as follows:

"The Articles of Association authorize the Board of Directors to increase the Company's share capital to the extent that such capital increase is required for the fulfillment of binding contractual obligations undertaken by the Company prior to 28 April 2004, including obligations with respect to 1,713,753 share warrants expiring in 30 December 2006 with a strike price of HUF 1087 which were granted to certain financial institutions and 330.258 share warrants expiring in 30 December 2006 with a strike price of HUF 5446 and the share issuance in the course of existing and future management share option plans.

The amount of any increase in the Company's share capital pursuant to this Section 17.2 shall not exceed a yearly maximum of 25 per cent of the share capital registered on the first day of each yearly period calculated from 16 September 2002, excluding the 2.044.011 share issue obligations, by granted warrants, undertaken by the company before 27 April 2004, that were granted to certain financial institutions. In case of the exercise of these warrants granted before 27 April 2004 the yearly maximum of 25 per cent share issue limit is not applicable but in this yearly period of time issue of new shares by the management share option plan is not allowed. The authorization pursuant to this Section 17.2 shall be valid for the period expiring on 16 September 2007. The Board of Directors must approve any resolution to increase the registered capital by at least a four-fifth qualified majority. The Board of Directors is not authorized to issue a new series of shares. The Board of Directors within its power to increase the share capital is authorized to bring all necessary resolutions and submit to the Court of Registration the documents relating to the increase and to enter into contracts and sign documents which pertain to such capital increase."

Resolution of the AGM No. 12/2004. (IV.27.)

"Based on the proposal of the Board of Directors, the General Meeting hereby resolves to exclude the pre-emptive rights of the shareholders of NABI Rt. in relation to the capital increases and the subsequent issuance of new shares, which capital increases will be made and shares will be issued as a consequence of any or all warrant holder exercising its respective rights under the following warrant certificates:

1, Amended and Restated Warrant Certificate No. WRA-1, dated 21 April 2004 signed by NABI Rt.;

2, Amended and Restated Warrant Certificate No. WRA-2, dated 21 April 2004 signed by NABI Rt.;

3, Warrant Certificate No. WRB-1; dated 21 April 2004 signed by NABI Rt.;

4, Warrant Certificate No. WRB-2; dated 21 April 2004 signed by NABI Rt.;

5, Warrant Certificate No. WRB-3; dated 21 April 2004 signed by NABI Rt.;

6, Warrant Certificate No. WRB-4; dated 21 April 2004 signed by NABI Rt.;

7, Warrant Certificate No. WRB-5; dated 21 April 2004 signed by NABI Rt.;

8, Warrant Certificate No. WRB-6; dated 21 April 2004 signed by NABI Rt.;

9, Warrant Certificate No. WRB-7; dated 21 April 2004 signed by NABI Rt.;

10, Warrant Certificate No. WRB-8; dated 21 April 2004 signed by NABI Rt.;

11, Warrant Certificate No. WRB-9; dated 21 April 2004 signed by NABI Rt.;

12, Warrant Certificate No. WRB-10; dated 21 April 2004 signed by NABI Rt.

Each Warrant initially entitles the holder of such Warrant to purchase one fully paid ordinary share of NABI Rt. with a nominal value of HUF 1,000 (one thousand) at any time until the 30 December 2004 Expiration Date.

Based on the total number of two million forty four thousand and eleven (2,044,011) Class "A" and "B" Warrants the maximum ordinary shares that may be issued until the Expiration Date is two million forty four thousand and eleven (2,044,011) shares.

The capital increase and the issuing of shares will be made by means of private placement to the respective Warrant holders, upon the exercise of their rights under their respective Warrant Certificates.

The new shares under the above mentioned Class "A" Warrant Certificates shall be issued for a cash consideration of HUF 5,446 and the above mentioned Class "B" Warrant Certificates for a cash consideration of HUF 1,087 or the equivalent of such cash

consideration in both cases for a debt to equity conversion as an in-kind contribution, as certified by an independent auditor. If the capital increase will take place for an in-kind contribution, the shareholders will not have such pre-emptive rights."

Resolution of the AGM No. 13/2004. (IV.27.)

"The Company shall release Mr. András Rácz, Mr. Martin Michael Adams, Mr. Gijsbert Karel van der Mandele, Mr. Tamás Felsen, Mr. Mark Pejacsevich and Mr. Russell Richardson from any and all liability and shall compensate them for any and all damages, losses, costs, expenses, penalties, fines, fees, actions, claims, proceedings and demands (Losses) which Mr. András Rácz, Mr. Martin Michael Adams, Mr. Gijsbert Karel van der Mandele, Mr. Tamás Felsen, Mr. Mark Pejacsevich and Mr. Russell Richardson may suffer or incur jointly or severally in connection with the performance of their duties as members of the Board of Directors of the Company, except those Losses which arise out of the Director's own fraud, wilful default, bad faith or gross negligence in the performance or non-performance or reckless disregard of such duties of a member of the Board of Director. This indemnity shall not apply with respect to the performance of their duties as members of the Board of Directors of the Company prior to 27 April 2004."

Resolution of the AGM No. 14/2004. (IV.27.)

"The Company hereby agrees not to pursue any action, claim or proceeding against Mr. András Rácz, Mr. Martin Michael Adams, Mr. Gijsbert Karel van der Mandele, Mr. Tamás Felsen, Mr. Mark Pejacsevich and Mr. Russell Richardson whether individually or jointly in connection with the performance or non-performance of their duties as members of the Board of Directors of the Company. This indemnity shall not apply with respect to the performance of their duties as members of the Board of Directors of the Company prior to 27 April 2004."

Resolution of the AGM No. 15/2004. (IV.27.)

"The General Meeting hereby approves the Company entering into Indemnification Agreements between (1) Mr. Martin Michael Adams, Mr. András Rácz and the Company, (2) Mr. Mark Pejacsevich, Mr. Russell Richardson and the Company and (3) Mr. Gijsbert Karel van der Mandele, Mr. Tamás Felsen and the Company."

- END -

For more information:
András Bodor, Corporate Affairs Director
Phone: +36.1.401.7100, Fax: +36.1.407.2931, e-mail: bodor.andras@nabi.hu

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

Newsrelease

April 27, 2004

Changes in NABI's Board and Group Chief Financial Officer

NABI Bus Industries Rt. (BSE: NABI) has announced the resignation of Mr. John Horstmann and election of Mr. Martin Adams and Gijsbert Karel van der Mandele to the Board of Directors and nomination of Mr. Daniel J. Garrett to Group Chief Financial Officer, effective from the AGM.

Messrs. Martin Adams and Gijsbert Karel van der Mandele were proposed to the Board by The First Hungary Fund Ltd. (FHF). Mr. Adams is an independent specialist manager of emerging market private equity investments and the reorganization of investment funds. Mr. van der Mandele is a senior staff member of the International Finance Corporation, the private sector development arm of the World Bank, where he is head of the Special Operations Office for Central and Eastern Europe, managing IFC's corporate restructuring activities in the region. Mr. Adams is the Chairman and Mr. van der Mandele is a Director of FHF.

Mr. Roger Fossey resigns as CFO after three years in the position to concentrate on his role as CFO for Optare Holdings Ltd. He is replaced by Mr. Daniel J. Garrett, 46 who has been the Chief Financial Officer at NABI, Inc. since May 2003.

Mr. Horstmann submitted his resignation to NABI from the Board of Directors. He had been independent member of the Board of Directors of NABI Rt. since 1997 and also Chairman of the Remuneration Committee.

These changes are effective from the Annual General Meeting of shareholders on April 27, 2004.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

23. April, 2004

Peter Róna Retires from NABI Board

NABI Bus Industries Rt. (BSE: NABI) has announced it has accepted the resignation of Founding Chairman Peter Róna, who plans to retire.

Róna announced his retirement shortly after the signature of the debt restructuring agreement with NABI's financiers. The decision was mutually accepted by the Company and the financial institutions in the aforementioned agreement, NABI added.

"It has been a distinct personal and professional pleasure working with Peter this past decade. His talent and leadership have been invaluable to me and to our Company during its first decade," said Andy Rácz, NABI Group President and CEO, who has also been named as the interim replacement as Chairman of the Board.

##

For more information contact
András Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

22. April, 2004

NABI signs agreements with the Financiers

NABI Bus Industries Rt. (BSE: NABI) announces that it has signed the documents with the Financiers regarding the restructuring of its debt.

Under the terms of the deal, NABI reduced its debt by US$12 million in the first quarter of 2004 and will improve further its debt/equity ratio by US$10 million repayment by the end of 2004. Approximately US$91 million was reclassified as long-term debt maturing in 2006 and US$16 million remained as short-term debt.

As a result of the negotiations, NABI's annual interest expenses increase in 2004 by only approximate 60 bp, with the financiers being granted collateral on part of the Group's assets. The Financiers were also granted 1,713,000 warrants as part of the debt restructuring package. The warrants' duration is December 2006 and the strike price is HUF 1087.

The agreement also includes restrictions on dividend payments until 2006.

Because of the one-time costs of restructuring the Group's bank debts and other related charges, NABI expects to post some losses after taxes in 2004. However, this represents a significant improvement in the company's results compared with 2003.

Since last November NABI has been negotiating the restructuring of its US$130 million debt. The negotiations involved eight Hungarian financial institutions, plus one American and one British institutional lender. Harmonizing the different legal and business approaches and regulations involving organizations and laws of four jurisdictions was a time-consuming exercise, and was a process that took longer than originally anticipated.

Upon the completion of the transaction, Peter Róna, Founding Chairman retires from the NABI Group.

##

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

April 5, 2004

NABI's bus delivery in the first quarter and plans for 2004

NABI Bus Industries Rt. (BSE: NABI) has announced delivery of 284 buses during the first quarter of 2004. The sales included 12 CompoBuses® and 38 articulated (60-foot) buses.

The NABI Group
Number of Buses sold & delivered

Market	Bus type	2004 Mar 31	2003 Mar 31	2002 Mar 31
USA	35-45-foot (heavy-duty)*	149*	147*	213
	60-foot articulated (heavy-duty) **	38	0	0
	30-foot (medium duty)	0	12	4
USA MARKET TOTAL:		**187***	**159***	**217**
United Kingdom	Single deck under 7.5t	15	34	30
	Single deck over 7.5t	82	75	97
	Double deck over 7.5t	0	9	6
UK MARKET TOTAL:		**97**	**118**	**133**
HU MARKET TOTAL:	*Single deck over 7.5t*	***0***	***0***	***0***
GRAND TOTAL		**284***	**277***	**350**

* *These figes include 12 and 3 CompoBuses® sold in 2004, 2003 resectively.*

** the 60-foot articulated is translated by 1.60 multiple to 40-foot bus equivalent

The NABI Group forecasted consolidated sales to increase to approximately 1300-1350 buses in 2004, up by 13-17% from 1,149 buses sold in 2003. The net sales growing to approximately US$380-US$400 million on a consolidated basis in 2004, a 20%-25% increase from 2003 levels. Both the Group's U.S. and UK subsidiary foresee significant sales increase meanwhile NABI Rt., which produces and sells buses for the Hungarian market, forecasted less sales of buses due to declining subsidies for public transport in Hungary.

Sales of NABI's revolutionary CompoBuses® are expected to nearly double in 2004 over the number sold in 2003. The Group expects 96 such buses to be sold and delivered in the current year, up from 57 sold and delivered in 2003. The CompoBus® is the world's first and only product line of heavy-duty buses with integrated body and chassis fabricated from advanced composites.

Because of the one-time costs of NABI expects to post some losses after taxes in 2004. However, this represents a significant improvement in the company's financial position compared with 2003.

- END -

For further information:

András Bodor, Corporate Affairs Director

Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

INVITATION TO THE ANNUAL GENERAL MEETING OF NABI Rt.

The Board of Directors of NABI Bus Industries Rt. (the "Company") (registered seat: 1165 Budapest, Újszász u. 45.) hereby notifies the honourable shareholders that the Board of Directors decided to convene the annual general meeting of the Company, to be held at 9:30 a.m. on Tuesday, 27 April 2004 (the "General Meeting").

Place of the General Meeting: Hotel Novotel Budapest Centrum, Palace Room 1088 Budapest, Rákóczi út 43-45.

I. Agenda of the General Meeting:

1. Closing of the 2003 business year
    - 1.1 Report of the Board of Directors on the 2003 business year of the Company.
    - 1.2 Proposal of the Board of Directors for the approval of the 2003 standalone and consolidated financial statements and business report of the Company (prepared in accordance with the Hungarian Accounting Standards and US GAAP), and for the appropriation of the 2003 net losses.
    - 1.3 Report of the Supervisory Board on the report of the Board of Directors for 2003, on the 2003 standalone and consolidated financial statements and the business report of the Company and on the proposal of the Board of Directors for the appropriation of 2003 net losses.
    - 1.4 Report of the Auditor on the 2003 standalone and consolidated financial statements.
    - 1.5 Approval of the 2003 Report of the Board of Directors on the business of the Company.
    - 1.6 Acknowledgment of the report of the Supervisory Board and the Auditor.
    - 1.7 Approval of the standalone and consolidated financial statements and business report of the Company regarding 2003 (prepared in accordance with the Hungarian and US Accounting Standards).
    - 1.8 Resolution on the appropriation of the net losses of the Company regarding 2003.
2. Determining the Auditor's 2004 remuneration.
3. Election of a member of the Board of Directors.
4. Approval of the amended Management Share Option Plan.

II. Summary lines of the Company's consolidated financial statement and business report regarding 2003 (prepared in accordance with US GAAP), figures in USD millions:

	2003	2002
Assets, total	273.4	259.1
Shareholders' equity	62.3	78.5
Liabilities and shareholders' equity	273.4	259.1

	2003	2002
Total revenues	320.1	360.6
Gross profit	8.5	42.0
Operating profit	(23.7)	11.8
Net income	(16.8)	7.1

III. Pursuant to Section 13.1 of the Articles of Association, the General Meeting shall have a quorum if the attending shareholders or their authorised representatives represent more than half of the share capital, which carries with it a right to vote. The shareholders may attend the General Meeting either personally or through a representative or an attorney-in-fact. The document constituting such representation right must be delivered to the place of the General Meeting in form of a public document or a fully verifiable private document with full probative force not later than the beginning of the General Meeting.

IV. Pursuant to Section 13.3 of the Articles of Association, those shareholders whose names are listed in the Register of Shares on the turning day of the process for verifying the shareholders and their holding that precedes the General Meeting and possesses the appropriate securities account extract defined in Section 7.4 of the Articles of Association shall have the right to attend the General Meeting and vote. The Board of Directors of the Company provides appropriate means of voting per share for the shareholders.

V. Pursuant to Section 13.7 of the Articles of Association, one dematerialised registered ordinary share of HUF 1,000 entitles the respective shareholder to exercise one vote.

VI. We request the honourable shareholders to appear at the place of the General Meeting one hour before the announced opening time of the General Meeting for the purpose of registering the presence of the shareholders and the delivery of the voting appliances. The General Meeting shall vote openly.

VII. The proposals for the agenda of the general meeting will be available at the Company's registered seat or on the web site of the Company at www.nabi.hu and on the web site of the Budapest Stock Exchange ("BSE") at www.bet.hu after 12 April 2004.

VIII. If the General Meeting has no quorum, the re-convened general meeting will be held with the same agenda and at the same place at 10 a.m. on 27 April 2004. Such re-convened general meeting has a quorum independently from the number of the attending shareholders.

Budapest, 25 March 2004 Board of Directors of NABI Bus Industries Rt.

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

March 3, 2004

Senior Management Changes at NABI's Subsidiaries

In an effort to facilitate the return of the NABI Group to profitable operations, the Board of Directors of NABI Rt. resolved at their latest meeting to elect Péter Róna, Chairman of the NABI Group, as a member of the Board of Directors of NABI Inc, Optare Holdings Ltd. Péter Róna has recently resigned from his position as manager of the First Hungary Fund to focus his efforts on the NABI Group.

In addition, the Group's Board of Directors strengthened the operative supervision of Optare Holdings Ltd. by electing András Rácz, Group CEO and Bob Coombes, Optare Group Managing Director as members of the Board of Directors of NABI's UK subsidiary.

- END -

For more information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

February 10, 2004

Announcement on the 2003 financial performance of NABI Rt

NABI Rt. informs its honorable shareholders that the 2003 consolidated net loss of the Company will be substantially higher than the analysts' consensus forecast of US$ 12.3 million due to strict USGAAP obligations to reserve provisions. The Company will publish the exact figures and the corresponding explanations in its 2003 Flash Report on February 13, 2004 following the closing of the trading session on the BSE (late at night in Budapest time).

- END -

For more information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

February 2, 2004

New Corporate Affairs Director at NABI Rt.

András Bodor, 33, was appointed Corporate Affairs Director at NABI Rt. on February 1, 2004. Bodor has been managing companies of The First Hungary Fund Ltd. (Coloryte Rt., Vihar Kft.) and handled the quoted equity portfolio as Investment Manager for ten years. He earned diploma in finance and management at the University of Economics, Budapest in 1994, he is chartered accountant and holds EFFAS (Investment Analyst) diploma.

In 2003 NABI Rt. sold altogether 1,150 buses in the United States, in the United Kingdom and in Hungary. The Company's 2004 production plan contains a significant number of newly developed models, including the new CNG operated 45C-LFW CompoBus™ model.

- END -

For more information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

NABI

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

January 28, 2004

Staff reduction at NABI Rt

Following the adequate preparatory arrangements, the NABI Group began the reduction of its work force in order to adjust its labor structure to efficiency expectations and reduced level of body shell output.

The Company will carry out the downsizing in multiple steps, and in Q3 2003 the downsizing efforts concerned some 100 employees, and a further reduction of 50 employees may be expected in Q1 2004.

The staff reduction efforts primarily related to the Budapest operations of the company, within which they concern indirect workers to a greater proportion.

In addition to the headcount reductions, the Group already introduced a scale of other measures to increase efficiency and continues to explore ways for further improvements.

- END -

For more information:
Péter Horváth, Director of Finance
Tel: +36-1-401-7305   Fax: +36-1-407-2931   E-mail: phorvath@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

January 6, 2004

The 2003 bus sales performance of the NABI Group

Number of Bus Deliveries According to Market and Type

Market	Bus type	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001
USA	35/45-foot (heavy-duty)	540**	774*	844
	60-foot articulated (heavy-duty)	76	54	27
	30-foot (medium duty)	72	12	76
USA MARKET TOTAL:		**688****	**840***	**947**
UK	Single deck under 7.5t	125	117	79
	Single deck over 7.5t	308	374	277
	Double deck (over 7.5t)	9	41	16
UK MARKET TOTAL:		**442**	**532**	**372**
HU MARKET TOTAL:	(Single deck over 7.5t)	**19**	**7**	**-**
GRAND TOTAL		**1,149****	**1,379***	**1,319**

* Figure contains 3 CompoBus™ vehicles
** Figure contains 57 CompoBus™ vehicles

In accordance with the table above, during Q4 2003 the NABI Group delivered 221 buses in the US, 99 buses in the UK, and 11 buses in Hungary.

- END -

For more information:

Péter Horváth, Director of Finance

Tel: +36-1-401-7305 Fax: +36-1-407-2931 E-mail: peter.horvath@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

December 18, 2003

San Diego awards NABI CNG bus contract

The NABI Group added to its credentials as a world leader in alternative-fueled public transit buses today, as the San Diego Metropolitan Transit System awarded NABI a contract for 47 40-foot low-floor buses, to be powered by compressed natural gas (CNG). The buses are scheduled to be delivered to San Diego in the first half of 2005. The total value of the San Diego contract, including spare parts and training, is $16 million.

"This contract further underscores NABI's reputation for delivering clean and reliable public transportation solutions to the cities of California," said Patrick Rona, President and Chief Executive Officer of the Group's US subsidiary. "The combination of strict air quality regulations, long service days and high ridership makes California one of the most demanding markets for transit buses anywhere, and we are proud of our record in the Golden State."

NABI to date has delivered more than 1,300 transit buses of a variety of lengths, floor heights, and fuels to cities throughout California. In addition, it has delivered its award winning low-floor shuttle, the Model 30-LFN, to American Eagle Airlines, which operates the bus in five airports including Los Angeles International Airport. NABI is also delivering its 40-foot CompoBusTM model to Los Angeles County Metropolitan Transportation Authority, which also has 100 additional 45-foot CompoBuses and 200 Model 60-BRT advanced design articulated buses on order from NABI. More than 60% of NABI's deliveries to U.S. transit systems in the past three years have been buses powered by natural gas engines.

- END -

For more information:
Péter Horváth, Director of Finance
Tel: +36-1-401-7305 Fax: +36-1-407-2931 E-mail: phorvath@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

December 2, 2003

New Technical Director of NABI Rt.

NABI Rt. announces that Ferenc Lantos, PhD joined the Company as of December 1, 2003 as Technical Director of NABI Rt.

Mr. Lantos' responsibility extends to supervise product-development, testing, production-engineering, capital investment, quality assurance, environmental protection and work safety system management as well as field service management. His responsibility extends to the operation in Hungary as well as any related projects with subsidiaries in the US and UK.

Mr. Lantos (44) spent 18 years in this career with General Electric Lighting Systems including 2 years working for the GE's Cleveland headquarters in various managerial positions before he came to NABI.

- END -

For more information:
Péter Horváth, Director of Finance
Tel: +36-1-401-7305 Fax: +36-1-407-2931 E-mail: phorvath@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

December 1, 2003

Corporate Affairs Director of NABI left the Company

Ákos Érsek, Corporate Affairs Director of NABI left the company by mutual agreement from December 1, 2003.

- END -

For more information:
Péter Horváth, Director of Finance
Tel: +36-1-401-7305 Fax: +36-1-407-2931 E-mail: phorvath@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

September 22, 2003

Results of the EGM of NABI's majority shareholder: the First Hungary Fund

The Board of Directors of the First Hungary Fund Limited (the "Company") is pleased to announce the results of the Extraordinary General Meeting held on 24 November 2003. All resolutions were duly passed by shareholders.

As a result, the period of existence of the Company has been extended by one year to 31 December 2004.

In addition, the Company's shares will be removed from the Official List of the Irish Stock Exchange. The Irish Stock Exchange and the shareholders will be notified of the effective date of delisting in due course.

- END -

For more information:

Orbis Management Limited / Mr. Keith McShea (Tel: +44-1534-613000)
NCB Stockbrokers Limited / Ms. Claire Murray (Tel: +353-1611-5907)

The above announcement has been issued at 12:41 on November 25, 2003 through the Companies Announcement Service of The Irish Stock Exchange (http://www.ise.ie/php3/newscontentnew.php3?id_ann=705902&date=), where The First Hungary Fund is listed (Sedol code: 0344850, ISIN code: GB0003448502).

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

November 4, 2003

Resignation of a member of NABI Rt's Board of Directors

Mr. Csaba Zoltán, Independent Director, submitted his written resignation as member of the Board of Directors on November 3, 2003 effective immediately.

- END -

For more information:
Ákos Érsek, Corporate Affairs Director
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail: akos.ersek@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

October 15, 2003

Q3.2003 bus sales performance of the NABI Group

Number of Bus Deliveries According to Market and Type

Market	Bus type	Sept 30 2003	Sept 30 2002	Sept 30 2001
USA	35/40-foot (heavy-duty)	404*	558	560
	60-foot articulated (heavy-duty)	23	10	27
	30-foot (medium duty)	40	10	75
USA MARKET TOTAL:		**467***	**578**	**662**
United Kingdom	Single deck under 7.5t	92	122	63
	Single deck over 7.5t	242	238	186
	Double deck (over 7.5t)	9	28	10
UK MARKET TOTAL:		**343**	**388**	**259**
HU MARKET TOTAL:	(Single deck over 7.5t)	**8**	**4**	**0**
GRAND TOTAL		**818***	**970**	**921**

* Figure contains 25 CompoBus™-es

Due to the slower than planned startup of deliveries of bus series which experienced delays during the first half of 2003 in the USA, and the sluggish demand for under-7.5t single deck buses in the UK coupled with the multi-year low performance of the Hungarian bus market, the NABI Group has underachieved its delivery plan for the first three quarters of 2003. Subsequently the Group reduced its annual vehicle sales projection to 1200 units.

- END -

For more information:
Ákos Érsek, Corporate Affairs Director
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail: akos.ersek@nabi.hu

NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

Newsrelease

September 22, 2003

Announcement of the Board of Directors of NABI's majority shareholder: the First Hungary Fund

Pursuant to the announcement to shareholders made on 10 September 2003, the Board of the First Hungary Fund (the Fund) met on 17 September 2003.

Following consideration of more detailed information regarding the underlying investments of the Fund, particularly with respect to NABI Rt. and BRX Research and Development Company Limited and of certain other matters relevant to the question of an extension of the life of the Fund, the Board has decided to recommend to shareholders that the life of the Fund should be extended by one year, to 31 December, 2004.

The Board will provide more detailed information in a circular to shareholders, which will be distributed shortly together with the requisite notice for the Extraordinary General Meeting of shareholders (subject to obtaining any requisite regulatory and stock exchange consents) to be held on 24 October, 2003, as previously announced.

This announcement has been issued at 14:26 on September 19, 2003 through the Companies Announcement Service of The Irish Stock Exchange (http://www.ise.ie/php3/newscontentnew.php3?id_ann=673628&date), where The First Hungary Fund is listed (Sedol code: 0344850, ISIN code: GB0003448502).

- END -

For more information:

Orbis Management Limited / Mr. Keith McShea (Tel: +44-1534-613000)
NCB Stockbrokers Limited / Ms. Claire Murray (Tel: +353-1611-5907)

NABI

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

July 21, 2003

Pannon Volán chooses NABI 700SE buses

Pannon Volán, based in Pécs, Southern Hungary, chose the NABI 700SE on its public procurement tender issued to buy 5 suburban type buses, effectively turning it into the second customer of NABI's new 700SE model.


NABI 700SE
NABI

Delivery of the buses worth approximately HUF 186 million, will take place by the end of 2003.

„It causes me great pleasure to welcome Pannon Volán among those bus operators, who chose NABI buses to modernize their fleet." – said András Rácz, NABI's Chief Executive Officer. "The NABI Group with its advanced and long lasting buses is prepared to take a lion's share in modernizing the aging Hungarian bus fleet."

The NABI 700SE is a suburban vehicle developed for the Hungarian market jointly by the NABI Group together with Scania.

- END -

For more information:
Ákos Érsek, Corporate Affairs Director
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail akos.ersek@nabi.hu

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

Newsrelease

July 15, 2003

H1.2003 bus sales performance of the NABI Group

Number of Bus Deliveries According to Market and Type

Market	Bus type	June 30 2003	June 30 2002	June 30 2001
USA	35/40-foot (heavy-duty)	296*	415	448
	60-foot articulated (heavy-duty)	1	0	27
	30-foot (medium duty)	12	10	49
USA MARKET TOTAL:		**309***	**425***	**524**
United Kingdom	Single deck under 7.5t	66	79	45
	Single deck over 7.5t	185	171	119
	Double deck (over 7.5t)	9	17	8
UK MARKET TOTAL:		**260**	**267**	**172**
HU MARKET TOTAL:	(Single deck over 7.5t)	**3**	**0**	**0**
GRAND TOTAL		**572***	**692**	**693**

* Figure contains 7 CompoBus™-es

Due to the delays experienced during the USA acceptance of series of new bus models, and the sluggish under-7.5t UK and Hungarian bus markets, the NABI Group has underachieved its delivery plan for the first half of 2003. Subsequently the Group reduces its annual vehicle sales projection to 1300-1400 units, and its consolidated sales revenue target to US$ 360-380 million.

- END -

For more information:
Ákos Érsek, Corporate Affairs Director
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail: akos.ersek@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

July 9, 2003

NABI's New Hungarian Bus Model

In Hungary the most important means of public transit are suburban buses; such vehicles provide the majority of public transportation services in Hungary. As the leading bus



manufacturer of Hungary and as the national partner of Scania, NABI presented its second model specifically developed for the Hungarian market. The NABI 700SE was unveiled in front of representatives of Hungary's major operators and the industry at the Budapest Fair Grounds. The debuting bus model, which was developed in partnership with Scania, is the newest member of the product family trademarked by the low-floor NABI Excel unveiled in 2000.

The model designator of the NABI 700SE was devised in accordance its key attributes: the floor height of the bus is ***700*** millimeters in 70% of its step height; it was built on a ***S***cania chassis that is already very popular among Hungarian operators, that was fitted with the adaptation of the bodywork of the Company's ***E***xcel model, thus inheriting its excellent features and appearance.

The NABI 700SE is capable of transporting a maximum of 90 passengers and it offers 41 seats. The bus is powered by a 239 hp (169KW) Euro 3 compliant Scania engine, and it is equipped with a seven-gear Scania manual transmission.



The body of the twelve meter bus is manufactured using high quality materials. The framework of the body is a welded stainless steel structure, which is fitted with aluminum outer panels. The front and rear walls of the vehicle, as well as certain side panels are made of glass fiber reinforced composites. Similarly to the NABI Excel model, its side panels are quickly changeable, thus reducing the amount of idle time spent with the replacement of those most vulnerable components.



The NABI 700SE provides the highest level of comfort to passengers. Its unusually wide doors and low – 360 millimeter – entry height enable easy boarding, and together with its spacious interior design they allow for quick passenger turnover. Similarly to the bodywork, the interior of the vehicle was fitted with high quality materials. The NABI 700SE welcomes passengers with 41 comfortable upholstered seats, and for the safety of standing passengers its floor surface was fitted with anti-slip covering material. The seats fitted on the flat floor without platforms ensure easy and safe seating inside the vehicle for both standing and sitting passengers. In accordance with the requirements of suburban lines, the NABI 700SE features luggage trays in its interior, and it also has a sizeable luggage compartment below its floor level.

The ride comfort of the vehicle is ensured by its full air suspension equipped wit a stabilizer, which may optionally be also equipped with variable ride height, front kneeling, or right side tilt functions. Additionally, the highest level of safety is warranted by the vehicle's air operated ABS disc brake system.



In designing the NABI 700SE considerable attention was paid to the appropriate design of the driver's area. The arrangement of the dashboard coupled with the height adjustable and tilting steering column provide a suitable working environment for the driver. Additionally, the large windows and the all-glass front doors of the vehicle ensure that the driver's view is fully obstacle and reflection free.

Operation the NABI 700SE model is exceptionally economical – compared to the bus models widely used in Hungary today – thanks to its modern powertrain, completely stainless body and the ingenious engineering solutions employed during their design, while simultaneously it satisfies the highest environmental and passenger comfort requirements.

- END -

For more information:

Ákos Érsek, Corporate Affairs Director

Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail akos.ersek@nabi.hu

As illustration for press articles regarding the presentation of the NABI 700SE model the high-quality photos available on the Company's web-site are freely available. All photos available on the web-site are the property of NABI Rt. and authorization for further use may be requested by e-mail though corporate.office@nabi.hu.

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

June 27, 2003

One of NABI's Executives Sold NABI shares

NABI Rt. informs the honorable investors that Mr. Peter Horvath, Director of Finance of NABI Rt., sold 1,900 NABI shares through Buda-Cash Brókerház Rt. The order was finished on June 27, 2003 at an average price of HUF 2,616.

- END -

For more information:
Ákos Érsek, Corporate Affairs Director
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail akos.ersek@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

May 21, 2003

NABI was low bidder on CTA's bus-procurement

The public transit company of Chicago, IL, the Chicago Transit Authority (CTA), issued a tender for the procurement of 275 units of 40-foot low floor transit buses and 175 similar buses as options. NABI's bid was determined as the most favorable of the total four submitted.



The NABI 60LFW CTA model

The clean-diesel powered, stainless steel NABI 40LFW type buses to be delivered over 2005 and 2006 will be equipped with the most advanced particular trap and will be modernized in their appearance along the lines of the NABI 60LFW type articulated buses presently under delivery to CTA. Total contract value exceeds USD 142 million.

"This was the CTA's third procurement where the NABI Group submitted the most favorable bid, which demonstrates NABI's commitment in Chicago and the Mid-West region of the United States." – said Andy Rácz, Chief Executive Officer of the NABI Group after the bid-opening.

Besides the contract awarded in 2001 for the low-floor articulated buses under present delivery, CTA placed the first ever order for the diesel powered version of the 45C-LFW CompoBus™ in 2002.

Award of the contract is preceded by the determination of the bid's responsiveness to the tender's conditions and an audit of Buy America regulation compliance.

- END -

For more information:
Ákos Érsek, Corporate Affairs Director
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail akos.ersek@nabi.hu

Newsrelease

NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

April 29, 2003

Resolutions of the Annual General Meeting of NABI Rt.

NABI Rt's Annual General Meeting of Shareholders was held on April 29, 2003. Shareholders owning 64.8 per cent of all shares attended the AGM. The AGM adopted the following resolutions:

Resolution of the AGM No. 1/2003. (IV.29.)
The AGM unanimously approved with 2,844,865 votes the proposal of the Board of Directors on the consolidated and standalone financial statements based on Hungarian accountancy rules and the US GAAP consolidated financial statements for the fiscal year ended on December 31, 2002. All three financial statements for 2002 are to be approved within a single resolution of the AGM.

Resolution of the AGM No. 2/2003. (IV.29.)
The AGM unanimously approved with 2,996,781 votes the report of the Board of Directors on the 2002 Business Report of the company, which is attached to the minutes of the meeting (Attachment 1.)

Resolution of the AGM No. 3/2003. (IV.29.)
The AGM unanimously approved with 2,996,781 votes the report of the Supervisory Board on the Board of Directors' AGM proposals, which is attached to the minutes of the meeting (Attachment 2).

Resolution of the AGM No. 4/2003. (IV.29.)
The AGM unanimously approved with 2,996,781 votes the report of the Independent Auditor on the Board of Director's AGM proposals referring to financial statements and net income allocation.

Resolution of the AGM No. 5/2003. (IV.29.)
The AGM unanimously approved with 2,996,781 votes the following financial statements for the fiscal year ended on December 31, 2002:

a) audited consolidated US GAAP financial statements with USD 259,051,000 total assets and USD 7,090,000 net income
b) audited consolidated HAS financial statements with HUF 58,528,371,000 total assets and HUF 1,391,165,000 net income
c) audited standalone HAS financial statements with HUF 23,656,089,000 total assets and HUF 826,041,000 net loss.

Resolution of the AGM No. 6/2003. (IV.29.)

The AGM approved with 2,990,681 votes for, 6,100 votes against and no abstentions the allocation of the 2002 net income in retained earning as follows:

a) USD 7,090,000 net income based on 2002 audited consolidated US GAAP financial statements,

b) HUF 1,391,165,000 net income based on 2002 audited consolidated HAS financial statements, and

c) HUF 826,041,000 net loss based on 2002 audited standalone HAS financial statements.

Resolution of the AGM No. 7/2003. (IV.29.)

The AGM approved with 2,988,781 votes for and 6,100 abstentions to elect Péter Róna as a member of the Board of Directors for the period of 2003-2005.

Resolution of the AGM No. 8/2003. (IV.29.)

The AGM approved with 2,511,660 votes for, and 483,211 abstentions to elect Tamás Felsen as an independent member of the Board of Directors for the period of 2003-2005.

Resolution of the AGM No. 9/2003. (IV.29.)

The AGM approved with 2,977,281 votes for and 17,600 abstentions to elect András Rácz as a member of the Board of Directors for the period of 2003-2005.

Resolution of the AGM No. 10/2003. (IV.29.)

The AGM approved with 2,511,660 votes for, and 483,211 abstentions to elect Russell Richardson as a member of the Board of Directors for the period of 2003-2005.

Resolution of the AGM No. 11/2003. (IV.29.)

The AGM approved with 2,988,781 votes for, and 6,100 abstentions to elect Csaba Zoltán as a member of the Board of Directors for the period of 2003-2005.

Resolution of the AGM No. 12/2003. (IV.29.)

The AGM approved with 2,511,660 votes for, and 483,211 abstentions to elect Mark Pejacsevich as an independent member of the Board of Directors for the period of 2003-2005.

Resolution of the AGM No. 13/2003. (IV.29.)

The AGM approved with 2,511,660 votes for, and 483,211 abstentions to elect John F. Horstmann as a member of the Board of Directors for the period of 2003-2005.

Resolution of the AGM No. 14/2003. (IV.29.)

The AGM approved with 2,511,660 votes for, and 483,211 abstentions to elect Charles A. Huebner as a member of the Supervisory Board for the period of 2003-2005.

Resolution of the AGM No. 15/2003. (IV.29.)

The AGM approved with 2,511,660 votes for, and 483,211 abstentions to elect László Blága as a member of the Supervisory Board for the period of 2003-2005.

Resolution of the AGM No. 16/2003. (IV.29.)

The AGM approved with 2,519,660 votes for, and 477,121 abstentions to elect Dr. János Kálmán as a member of the Supervisory Board for the period of 2003-2005.

Resolution of the AGM No. 17/2003. (IV.29.)

The AGM approved with 2,994,881 votes for, and 1,900 abstentions to elect Zoltán Szőke as an employee representative member of the Supervisory Board for the period of 2003-2005.

Resolution of the AGM No. 18/2003. (IV.29.)
The AGM approved with 2,994,881 votes for, and 1,900 abstentions to elect Lajos Kenyeres as an employee representative member of the Supervisory Board for the period of 2003-2005.

Resolution of the AGM No. 19/2003. (IV.29.)
The AGM approved with 2,988,781 votes for, and 8,000 abstentions to reelect KMPG as the independent auditor of the company for another three-year term.

Resolution of the AGM No. 20/2002. (IV.29.)
The AGM approved with 2,996,721 votes for, and 60 abstentions to set the 2003 remuneration of the Auditor at HUF 14.2 million.

Resolution of the AGM No. 21/2002. (IV.29.)
The AGM unanimously approved with 2,994,881 votes the modification of Article 13.5 of the Articles of Association.

Resolution of the AGM No. 22/2002. (IV.29.)
The AGM approved with 2,988,781 votes for, and 8,000 abstentions the addition of 17.1 (r) to the Company's Articles of Association.

Resolution of the AGM No. 23/2002. (IV.29.)
The AGM unanimously approved with 2.996.781 votes the Company's Articles of Association modified according to the Resolutions of the AGM No. 21/2003 and 22/2003 (IV.29).

- END -

For more information:

Ákos Érsek, Corporate Affairs Director

Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail: akos.ersek@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

April 15, 2003

Q1.2003 bus sales data of the NABI Group

Number of Bus Deliveries According to Market and Type

Market	Bus type	March 31 2003	March 31 2002	March 31 2001
USA	35/40-foot (heavy-duty)	147*	213	148
	60-foot articulated (heavy-duty)	0	0	3
	30-foot (medium duty)	12	4	0
USA MARKET TOTAL:		**840***	**159***	**217**
United Kingdom	Single deck under 7.5t	34	30	18
	Single deck over 7.5t	75	97	76
	Double deck (over 7.5t)	9	6	3
UK MARKET TOTAL:		**118**	**133**	**97**
HU MARKET TOTAL:	(Single deck over 7.5t)	**0**	**0**	**-**
GRAND TOTAL		**277***	**350**	**248**

* Figure contains 3 units of 40C-LFW type CompoBus™

Due to main-component defects experienced during the American Federal testing (Altoona test) of the 60LFW model, and repeated faulty performance of suppliers, the NABI Group has underachieved its delivery plan for the first quarter of 2003. Subsequently NABI reduces its annual sales plan by approximately 100 buses.

- END -

For more information:
Ákos Érsek, Corporate Affairs Director
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail: akos.ersek@nabi.hu

Q1 2004

NABI

INTERIM REPORT

Q1 2004

MAY 13, 2004

Summary

Compared with the same period of the previous year, overall financial results for the NABI Group improved in the first quarter ended March 31, 2004. The Group reported a net loss of US $870 thousand in the first quarter of 2004, an improvement from a US $1,427 thousand loss recorded in the same period last year. The current period results include US $1.1 million of financing fees and legal expenses associated with the recent restructuring of the Group's debt agreements, which was concluded subsequent to the end of the quarter. In addition, the current period results include US $0.9 million of consulting expenses related to an efficiency improvement project that began in Q4 of 2003. These debt restructuring related costs are reflected in Selling, General and Administrative expenses in the 2004 first quarter financial statements. The 2004 first quarter results also include the recognition of US $2.5 million of income associated with realized and unrealized gains related to forward currency contracts.

Consolidated revenue for the first quarter of 2004 increased by 30%, to US $94.3 million from US $72.4 million in the same period last year. Total bus shipments in the first three months of 2004 rose slightly, to 284 units from 277 units in the prior year period. Bus deliveries in the Group's U.S. operations met management's internal budget expectations for the first quarter of 2004, with unit sales increasing by 17.6% to 187 units from 159 units last year. The increase in consolidated revenue was mostly attributable to the increase in U.S. sales and reflected higher average selling prices associated with increased sales of 60 foot articulated buses and CompoBus® in the current year period. Despite the 17.8% decline in U.K. unit sales, revenue in the U.K. remained essentially unchanged from the prior year period due to the effect of exchange rate fluctuations and fewer sales of the lower-priced small Alero bus model in the current year period.

The growth in current year revenue also includes a 9.5% increase in revenue for the Group's U.S. and U.K. aftermarket parts divisions as compared with the first quarter of 2003.

Although consolidated gross margin for the first quarter of 2004 remained essentially unchanged from the same period last year, to US $6.9 million from US $6.8 million, the Group's costs continued to be adversely impacted by a weak U.S. dollar and management continued to focus on cost reductions. Following similar measures enacted in the Budapest and U.K. operations in the fourth quarter of 2003, the Group's U.S. operations implemented a work force reduction during the first quarter of 2004 in an effort improve costs and productivity. The Group's ability to reduce headcount in the U.S was enhanced by the recent resolution of a number of difficult contract issues which impacted financial and operating performance in 2003 and required additional personnel last year. Improvements in productivity, efficiency and profitability at all of the Group's operations continue to be a key focus of management.

Interest expense in the first quarter of 2004 was US $245 thousand higher than in the same period last year, reflecting an additional US $20 million of outstanding during the first quarter of 2004 as compared to the same period last year. The increased debt was primarily related to increased levels of inventory and accounts receivable during the current period.

Subsequent to the end of the first quarter, on April 23, 2004, the Group concluded restructuring of its debt agreements with its existing financiers. Pursuant to the new debt agreements, US $101.7 million of the Group's debt will be reclassified from short-term to long-term debt, effective with the Group's financial statements for the second quarter of 2004. Upon the reclassification of the debt to long-term in the second quarter, the Group will capitalize some of the restructuring expenses, which were recorded as Selling, General and Administrative expenses in the first quarter of 2004. The Group will begin amortizing these costs on a monthly basis- as well as any other similar costs associated with the debt restructuring that are recorded in subsequent periods - which will appear in financial statements for the second quarter of 2004.

Also in the second quarter, the Group may be required to amortize certain unamortized costs associated with the previous debt agreements and may also be required to record other expenses associated with the new restructured debt agreements. Along with its external independent accountants, the Group is currently evaluating the technical provisions, which govern the accounting treatment of costs associated with the recent debt restructuring. The impact of such additional costs, if any, is not known at this time.

The Group repaid US $12 million of debt in the first quarter of 2004 and is obligated to make additional debt repayments of US $2 million and US $8 million in June and September, respectively, of 2004. The Group is obligated to repay (i) $6 million of debt in 2005; (ii) $3 million on June 30, 2006; (iii) with the remaining debt becoming due on December 30, 2006.

The current interim report contains information on the performance of the NABI Group (the NABI Group is "NABI Rt." or the "Company" and its 100 percent owned subsidiaries "NABI Inc." and "Optare Holdings Ltd." or "Optare") during the first quarter of 2004.

This consolidated flash report - based on US GAAP - contains data and statements regarding the reporting period that are correct to best knowledge of management. Every substantive fact to date that may have a significant bearing on the position of the Group and known to management has been included in this report. Forecasted future events can be influenced by unforeseeable risks.

May 13, 2004

András Rácz	J. Daniel Garrett
Chief Executive Officer	Chief Financial Officer

1. Sales and Order Backlog

1.1 Bus deliveries

During the first quarter of 2004 the NABI Group sold 284 buses compared to 277 vehicles sold during the same period of 2003. Bus deliveries in the USA increased year-on-year due to the fact that a significant portion of the technical problems have been resolved regarding the 60LFW buses. Although revenue in the U.K. remained essentially unchanged compared with the same period last year, unit sales in the UK declined primarily as a result of weakness in the overall coach market.

Vehicle sales revenue in the first quarter of 2004 was US$79.9 million (including deferred revenue), or 84.7 percent of total revenue compared to US 59.3 million achieved during the first quarter in 2003.

Number of Bus Deliveries According to Market and Type

Market	Bus type	2004 Mar 31.	2003 Mar 31.	2002 Mar 31.
USA	35/40-foot (heavy-duty)	149*	147**	213
	60-foot articulated (heavy-duty)	38	0	0
	30-foot (medium duty)	0	12	4
USA MARKET TOTAL:		**187***	**159****	**217**
United Kingdom	Single deck under 7.5t	15	34	30
	Single deck over 7.5t	82	75	97
	Double deck (over 7.5t)	0	9	6
UK MARKET TOTAL:		**97**	**118**	**133**
HU MARKET TOTAL:	Single deck over 7.5t	**0**	**0**	**0**
GRAND TOTAL		**284***	**277****	**350**

* Figure contains 12 units of 45C-LFW and 40C-LFW type CompoBus™
** Figure contains 3 units of 40C-LFW type CompoBus™

1.2 Sales of aftermarket parts and services

US$14.2 million consolidated sales of aftermarket parts and services were achieved during the current period of 2004, an increase of 9.5 percent on the US$13.0 million achieved in the same period in 2003.

1.3 Bus order backlog

The consolidated bus order-and-option-backlog of the Group at the end March 2004 contained over 3,100 buses for delivery before the end of 2006 with a total value of approximately US$ 1,130 million. The current number of firm orders is 817 for the US market with a value of approximately US$336 million. The Group's US option backlog is 2,103 buses. Due to the recent economic climate in the USA, the Group is experiencing delays in the conversion of options into orders. Accordingly, consistent with its past practices, the Group may adjust its near term operations and production plan based upon the level of firm orders.

2. Financial statements – in accordance with US GAAP

Condensed Consolidated Balance Sheets as at March 31, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands	March 31, 2004	March 31, 04/ March 31, 03 (%)	March 31, 2003	March 31, 03/ March 31, 02 (%)	March 31, 2002
Cash and cash equivalents	14,496	72.5%	19,984	574.9%	3,476
Receivables	52,150	123.1%	42,373	96.8%	43,780
Inventories	100,520	104.5%	96,190	146.3%	65,766
Deferred income taxes	7,973	187.2%	4,258	100.0%	1,849
Prepaid expenses and others	9,649	164.9%	5,853	108.1%	5,417
Total current assets	**184,788**	**109.6%**	**168,658**	**140.2%**	**120,288**
Property and equipment, net	57,399	94.9%	60,491	120.1%	50,349
Goodwill	18,728	100.0%	18,728	100.0%	18,728
Deferred debt issue cost	161	64.4%	250	73.2%	341
Others	3,804	227.6%	1,671	1421.1%	118
Total NON-Current assets	**80,092**	**98.7%**	**81,140**	**116.7%**	**69,536**
Total assets	**264,880**	**106.0%**	**249,798**	**131.6%**	**189,824**
Notes payable	119,116	206.8%	57,612	376.8%	15,288
Curr' portion of long term debt	0	0.0%	10,332	100.0%	2,305
Accounts payable	51,118	110.8%	46,144	98.3%	46,951
Warranties	14,787	157.2%	9,406	150.0%	6,270
Accrued and other liabilities	8,466	108.6%	7,796	309.1%	2,522
Deferred income taxes	1,016	0.0%	54	n.a.	0
Total current liabilities	**194,503**	**148.1%**	**131,344**	**179.1%**	**73,336**
Long term notes and capital lease obligations, net of debt discount	333	1.1%	31,562	96.2%	32,792
Other long term liabilities	1,691	100.0%	1,568	n.a.	0
Obligations under residual value guarantees	3,046	100.0%	3,046	n.a.	3,046
Deferred revenue	3,886	72.6%	5,350	n.a.	6,816
Total non-current liabilities	**8,956**	**21.6%**	**41,526**	**97.4%**	**42,654**
Negative goodwill	0	n.a	0	0.0%	52
Share capital	25,474	100.0%	25,474	100.0%	25,474
Additional paid in capital	25,612	100.0%	25,612	100.0%	25,613
Accumulated income	9,808	37.7%	26,014	109.9%	23,671
Accumulated other comprehensive income	527	(307.3%)	-172	17.6%	(976)
Total shareholders' equity	**61,421**	**79.8%**	**76,929**	**104.3%**	**73,784**
Total liabilities and shareholders' equity	**264,880**	**106.0%**	**249,798**	**131.6%**	**189,824**

Movements in Consolidated Shareholder's Equity for the 3 months ended March 31, 2004 (unaudited)

Figures in US$ thousands	December 31, 2003	Net income/(loss) for the period	Foreign currency translation adjustment	March 31, 2004
Share capital	25,474	0	0	25,474
Additional paid in capital	25,612	0	0	25,612
Retained earnings	10,678	(870)	0	9,808
Accum' Other Comprehensive Loss	546	0	(19)	527
SHAREHOLDERS' EQUITY	**62,310**	**(870)**	**(19)**	**61,421**

Condensed Consolidated Statements of Income and Comprehensive Income for the three months ended March 31, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands, except where otherwise indicated	March 31, 2004	March 31, 2004/ March 31, 2003 (%)	March 31, 2003	March 31, 2003/ March 31, 2002 (%)	March 31, 2002
Net sales	93,882	130.2%	72,082	79.5%	90,639
Deferred revenue	366	100.0%	366	n.a.	366
TOTAL REVENUE	**94,248**	**130.1%**	**72,448**	**79.6%**	**91,005**
Cost of Sales	(87,299)	132.9%	(65,677)	81.3%	(80,772)
GROSS PROFIT	**6,949**	**102.6%**	**6,771**	**66.2%**	**10,233**
Gross margin (%)	*7.37*		*9.35*		*11.24*
Selling, General & Administrative Expenses	(9,750)	119.6%	(8,151)	125.3%	(6,506)
Accretion / (Amortization) of goodwill	-	n.a	-	0.0%	20
OPERATING (LOSS)/INCOME	**(2,801)**	**103.0%**	**(1,380)**	**(36.8%)**	**3,747**
Operating margin (%)	*(2.97)*		*(1.90)*		*4.12*
Other income/(expense) net	3,253	(269.4%)	950	(225.8%)	(390)
Amortization of debt discount	(231)	452.9%	(306)	19.8%	(258)
Amortization of deferred debt issue cost	(22)	(440.0%)	(22)	0.0%	(24)
Interest income	22	169.2%	13	76.5%	17
Interest expense	(1,127)	(931.3%)	(882)	(15.3%)	(793)
(LOSS)/INCOME BEFORE INCOME TAX	**(906)**	**120.3%**	**(1,627)**	**(17.9%)**	**2,299**
Income tax (expense)/ benefit	36	82.0%	200	(85.5%)	(234)
NET (LOSS)/INCOME before cumulative effect of change in accounting principle	**(870)**	**311.7%**	**(1,427)**	**(10.2%)**	**2,065**
Cumulative effect of change in accounting principle	-	n.a.	-	n.a.	1,255
NET (LOSS)/INCOME	**(870)**	**311.7%**	**(1,427)**	**(6.4%)**	**3,320**
NET INCOME margin (%)	*(0.92)*		*(1.97)*		*3,65*
Currency translation adjustment (loss) / gain	(19)	10.4%	(182)	88.8%	(205)
COMPREHENSIVE (LOSS)/INCOME	**(889)**	**126.0%**	**(1,609)**	**(12.6%)**	**3,115**
Number of shares in issue at period end (HUF1,000 per sh)	4,624,600	100.0%	4,624,600	100.0%	4,624,600
EARNINGS/(LOSS) PER SHARE IN US$	**(0.19)**	**(39.0%)**	**(0.31)**	**(42.9%)**	**0.72**
Weighted average number of shares outstanding: diluted	4,624,600	99.8%	4,631,679	98.4%	4,708,765
FULLY DILUTED EARNINGS/(LOSS) PER SHARE IN US$ (1)	**(0.19)**	**(38.9%)**	**(0.31)**	**(44.7%)**	**0.69**
HUF/US$ exchange rate as at the closing day of the period	203.65		227.02		279.18
GBP / US$ exchange rate as at the closing day of the period	1.8262		1.5749		1.4262

(1) the calculation of fully diluted earnings per share includes 0 and 43,000 and 170,800 options in the first quarter of 2004, 2003 and 2002, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period.

Condensed Consolidated Statements of Cash Flows for the three months ended on March 31, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands	March 31, 2004	March 31, 2003	March 31, 2002
Net income	**(870)**	**(1,427)**	**3,320**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,293	1,390	1,646
Amortization of deferred revenue	(366)	(366)	(366)
Accretion of negative goodwill	-	-	(20)
Amortization of debt discount	231	306	234
Amortization of deferred debt issuance cost	22	22	24
Warranties	(818)	(60)	(12)
Deferred income tax provision	390	(48)	(85)
Unrealized forward exchange (gain)/loss	(835)	(264)	-
Changes in assets and liabilities:			
Accounts receivable, net	5,950	17,602	32,175
Inventories	(2,109)	(17,699)	(768)
Prepaid expenses and others	(2,367)	(1,043)	397
Accounts payable	8,132	(7,483)	(13,059)
Accrued liabilities and others	(3,028)	(1,707)	(2,076)
Increase in obligations under residual value guarantees	-	-	-
Increase in deferred revenue	-	-	(465)
Other assets / (liabilities)	(1)	(1)	1
Net cash provided by / (used in) operating activities	**6,624**	**(10,778)**	**20,947**
Cash-flows from investing activities:			
Purchase of property and equipment	(1,352)	(627)	(2,003)
Purchase of business, net of cash	-	-	-
Net cash used in investing activities	**(1,352)**	**(627)**	**(2,003)**
Cash flows from financing activities:			
Proceeds from issuance of share capital	-	-	-
Purchase and sale of treasury shares	-	-	-
Short-term loans	113,233	(2,993)	(1,813)
Long term loan	(125,053)	4,811	879
Net cash Provided by / (used in) financing activities	**(11,820)**	**1,818**	**(17,252)**
Effect of foreign exchange rates on cash	(19)	(182)	(205)
Net increase / (Decrease) in cash and cash equivalents	**(6,567)**	**(9,769)**	**1,487**
Cash & cash equivalents, beginning of period	21,063	29,753	1,988
Cash & cash equivalents, end of period	14,496	19,984	3,475

3. Basis of Presentation of the Financial Statements and Summary of Significant Accounting Policies

3.1 Basis of presentation

NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying condensed consolidated financial statements, which are un-audited, include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

3.2 Principles of Consolidation

The condensed consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant inter-company accounts and transactions have been eliminated.

3.3 Currency Translation

The Group's reporting currency is the United States Dollar ("US$").

NABI Rt. and NABI Inc.'s functional currency is the US$. NABI Rt. maintains its books in Hungarian Forint which are remeasured into US$ as follows: non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been remeasured into US$ using historical exchange rates. Monetary assets and liabilities have been remeasured using the year-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

Optare's functional currency is the British Pound ("GBP"). The assets and liabilities of Optare are translated into US$ at year-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the year. Foreign currency translation gains or losses arising are recorded as a component of other comprehensive income/(loss) in the accompanying consolidated statements of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

3.4 Change in Accounting Principles: Classification of Costs

With effect from January 1, 2002, NABI Rt. changed the accounting classification of certain general and administrative expenses related to production, maintenance, product development and logistics functions to be consistent with the classification applied by other group companies. The effect of this change relating to prior years is presented separately under the "Cumulative effect of change in accounting policy" line and amounted to US$ 1.3 million.

3.5 Change in Accounting Principles: Goodwill

With effect from January 1, 2002, in accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Group has ceased to amortize goodwill and has written off negative goodwill.

4. Financial Review

Companies under consolidation

Name	Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 39.25 million	100%	100%	Fully owned
Optare Holdings Ltd.	GBP 4.28 million	100%	100%	Fully owned

Significant off-balance-sheet liabilities (US$ thousands)

		Amount of Commitment Expiration Per period			
Description	Total amounts Committed	Less than 1 year	1-3 years	3-5 years	After 5 years
Performance bonds	34,737	29,589	5,148	-	-
Royalty	2,000	600	1,400	-	-
Total commitments	**36,737**	**30,189**	**6,548**	**-**	**-**

US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	No
Seasonal earnings expenses	No
Material changes in the estimation of income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	No

4.1 Total Revenue

Net sales of buses and spare parts were US$93.9 million (including US$ 0.2 million other sales) during the first quarter of 2004, a 30.2 percent increase over the comparable period in 2003. The reasons behind this increased performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$79.5 million (excluding deferred revenue) of which US$65.1 million were derived from the United States market, with US$14.4 million from the UK market.

Spare parts and aftermarket service revenues were US$14.2 million during the first quarter of 2004, a 9.5 percent increase over the comparable period in 2003.

Total revenue in 2004 and 2003 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years. Deferred revenue recognized during the quarter ended March 31, 2004 and 2003 was US$0.4 million for both periods.

4.2 Cost of Sales and Gross Profit

Cost of sales for the quarter ended March 31, 2004 increased 32.9 percent to US$87.3 million from US$65.7 million for the same period of 2003.

Primary reasons for the increase relate to (i) the higher sales volume, (ii) sales of 60' LFW buses that have lower gross margin than the other types of buses and (iii) the unfavorable exchange rate effect compared to the Q1 2003.

Gross profit for the quarter ended March 31, 2004 was US$6.9 million, resulting in an increase of 2.6 percent or approximately US$0.1 million compared to the gross profit of US$6.8 million in the same period of 2003.

4.3 Operating Income

SGA expenses for the quarter ended March 31, 2004 increased by U$1.6 million to US$9.8 million compared to the same period in 2003, an increase of 19.6 percent. This increase is mainly attributable to (i) $1.1 million of costs related to the restructuring of the Group's debt; (ii) $0.9 million for the cost of an advisory fee for an operational study which began in Q4 2003 upon commencement of discussions with the Group's financiers regarding the debt restructuring agreement; (iii) appreciation of the HUF against the US dollar; and (iv) research and development expenses of 60' BRT.

The Group recorded an operating loss of US$2.8 million in the first quarter in 2004 compared to a loss of US$1.4 million during the same period of 2003. The lower operating income result is attributable to the increase in SGA expenses explained above. However, in Q2 of 2004, the Group expects to capitalize as debt restructuring some of the expenses recorded in Q1 of 2004.

In the second quarter of 2004, the Group may be required to amortize certain unamortized costs associated with the previous debt agreements and may also be required to record other expenses associated with the new restructured debt agreements. Along with its external independent accountants, the Group is currently evaluating the technical provisions, which govern the accounting treatment of costs associated with the recent debt restructuring. The impact of such additional costs, if any, is not known at this time.

4.4 Other Income (Expense), Net

Other income was US$3.2 million for the first quarter of 2004, as compared with other income of US$0.9 million for the same period in 2003, primarily due to (i) the effect on monetary assets and liabilities - especially on inventories - denominated in HUF of the weakening of the USD against the HUF and (ii) the recognition of US$2.5 million realized and unrealized gains on forward currency contracts.

4.5 Earnings Before Interest, Tax, Depreciation and Amortization

Consolidated EBITDA for the Group was US$2.8 million for the quarter ended March 31, 2004 compared with US$1.0 million in the same period in 2003. As defined by the Group, the amortization includes - among others - the amortization/accretion of goodwill, deferred debt issuance cost amortization or debt discount amortization.

4.6 Income Before Income Tax

Income before income tax increased by US$0.7 million to a loss of US$0.9 million for the three months ended March 31, 2004 compared to a loss of US$1.6 million in 2003.

4.7 Net Income

The Group reported a net loss of US$0.9 million for the first quarter ended March 31, 2004 compared to net loss of US$1.4 million in the same period of 2003.

4.8 Changes in Balance Sheets Items

4.8.1 Cash and cash equivalents

Cash and cash equivalents decreased to US$14.5 million compared to first quarter of 2003 attributable to a partial debt repayment during the reporting period.

4.8.2 Receivables

Receivables increased 23.1 percent to US$52.2 million as of March 31, 2004 compared to US$42.4 million as of March 31, 2003 primarily because of the high level of sales in March 2004.

4.8.3 Inventories

Inventories increased by US$4.3 million, or 4.5 percent from March 31, 2003 to March 31, 2004 since the effect of the increased sales volume was offset by the weakening of the US$ against the HUF and GBP.

4.8.4 Deferred income taxes

Deferred income taxes increased by US$3.7 million to US$8.0 million from US$4.3 million.

4.8.5 Prepaid expenses

Prepayments and other assets amounted to US$9.6 million at March 31, 2004, an increase of 64.9 percent compared to March 31, 2003.

4.8.6 Property and equipment, net

Property and equipment amounted to US$57.4 million as of March 31, 2004, a decrease of 5.1 percent compared to March 31, 2003. The decrease is primarily to the recognition of depreciation expense in amount greater than new capital expenditures during the period.

4.8.7 Deferred debt issue cost

Deferred debt issue cost decreased by 35.6 percent due to amortization.

4.8.8 Other non-current assets

Other non-current assets amounted to US$3.8 million compared to US$1.7 million, mainly attributable to a change in deferred tax assets due to the negative income before income taxes realized during this period and fiscal year 2003.

4.8.9 Short-term debt

Short-term debt was US$119.1 million as of March 31, 2004, an increase of US$61.5 million compared to the same period in 2003. As of December 31, 2003 the Group was in breach of several of the financial covenants, which resulted in the Group being in default of its Finance Agreements. In November 2003, the Group began negotiation of a debt restructuring agreement with its financiers. During the negotiation period, the Group and its financiers entered into several standstill agreements pursuant to which the financiers did not demand accelerated repayment of debt. On April 23, 2004, subsequent to the end of the first quarter of 2004, as more fully described in Note 4.9

below, NABI Rt. and NABI Inc. signed a Restructuring Facility with a syndicate of Hungarian banks and signed an amendment to its Senior Notes with Metropolitan Life Insurance Company though the conclusion of the Amended and Restated Note and Warrant Purchase Agreement. Also, at the same time, Optare agreed to a revised financing facility structure with its bank. However, because the lenders could have, as at December 31, 2003, demanded immediate repayment of outstanding loans and all of the Group's debt, essentially all of the Group's debt has been classified as short term debt in the financial statements for the periods ended December 31, 2003 and March 31, 2004. Effective with financial statements for the second quarter of 2004, the Group will reclassify $96.6 million of debt as long-term.

4.8.10 Current portion of long term debt

Current portion of long-term debt decreased to US$0.0 million as of March 31, 2004 compared to US$10.3 million as of March 31, 2003. The decrease is primarily attributable to the refinancing subsequent to the end of the period, as more fully described in Notes 4.8.9 and 4.9.

4.8.11 Accounts payable

Accounts payable increased by 10.8 percent period-to-period from US$46.1 million to US$51.1 million which is primarily reflected the increased inventory level.

4.8.12 Warranty provisions

Warranty provisions increased by 57.2 percent to US$14.8 million as at March 31, 2004 compared to US$9.4 million at March 31, 2003; primarily due to (i) increased number of buses sold, (ii) additional warranty reserves made to cover warranty repair campaigns on certain buses sold in earlier years; and (ii) increased purchases of extended warranties in the USA.

4.8.13 Accrued and other liabilities

Accrued and other liabilities were US$8.5 million at the quarter-end of 2004, an increase of US$0.7 million compared to the same period of 2003 primarily due to increase in accrued sales tax, federal income tax and reserves for technical publications and customer training at NABI Inc.

4.8.14 Long-term notes and capital lease obligation

Long-term debt and capital lease obligation amounted to US$0.3 million at March 31, 2004, a decrease of 98.9 percent compared to the same period of 2003. The decrease is primarily attributable to the refinancing subsequent to the end of the period, as more fully described in Notes 4.8.9 and 4.9.

4.8.15 Other long-term liabilities

Other long-term liabilities increased to US$0.1 million at March 31, 2004 compared to the same period of 2003, which is attributable to a deferred tax item.

4.8.16 Obligations under residual value guarantees

Obligations under residual value guarantees remained at US$3 million at March 31, 2004, the same as a year earlier. These relate to 76 buses sold with an option for the customer, subject to certain conditions, to oblige the Group to repurchase the buses, which have been accounted for as an operating lease.

4.8.17 Deferred revenue

Deferred revenue decreased by US$1.5 million reflecting the recognition of the same amount, which is amortized under deferred revenue in the income statement.

4.8.18 Retained earnings

Retained earnings were US$9.8 million as of March 31, 2004, an decrease of US$16.2 million or 62.3% compared to the amount at March 31, 2003. The decrease reflects the retention of the net loss earned by the Group.

4.9 Subsequent Events

On April 23, 2004 the Group entered into a Restructuring Facility Agreement ("Restructuring Facility") and an Amended and Restated Note and Warrant Purchase Agreement ("Amended Note") as part of restructuring its financing (collectively the "Refinancing Agreements"). Optare also concluded an agreement with its banks on April 22, 2004 for a revised financing facility structure ("New Optare Facility").

The Restructuring Facility is with a syndicate of Hungarian Banks, was arranged by Kereskedelmi és Hitelbank Rt. and is a floating rate term loan in the amount of US$ 92.5 million which principal is repayable on December 30, 2006. Interest is payable at LIBOR for the applicable interest period plus a margin and certain mandatory costs. The loan comprises two facilities, Facility A for 78.7 million with an interest period of three months and Facility B for 13.8 million with an interest period of three months. The effective rate of interest according to the above agreement is approximately 2.6%.

The Restated Note and Warrant Purchase Agreement ("Amended Note Agreement") amends the Original Note Agreement. The Amended Note Agreement provides for repayment of the outstanding principal (17,850 as at April 23, 2004) on December 30, 2006. Interest accrues at 9.91% on the Amended Notes and provision is made for additional payments in the event of early repayment of all or part of the amounts outstanding.

The Group is required to make mandatory prepayments under the Refinancing Agreements:

2004	US$ 10 million
2005	US$ 6 million
June 30, 2006	US$ 3 million

As part of the Refinancing Agreements the Group's lenders received warrants to acquire 1,713,753 ordinary shares of NABI Rt., (25% on a fully diluted basis), at an exercise price of 1,087 HUF (approximately US$ 5.10) per share. The issuance of these warrants are in addition to the warrants previously issued to Metropolitan pursuant to the Original Note Agreement.

The New Optare Facility will provide an overdraft facility of GBP 2 million (US$ 3,6 million as at April 22, 2004 exchange rates), a term loan of GBP 3.2 million (US$ 5,7 million as at April 22, 2004 exchange rates) repayable in GBP 38,500 monthly installments with the final capital repayment due on June 30, 2011 and an asset finance facility of GBP 0.4 million (US$ 0,7 million as at April 22, 2004 exchange rates). Interest on the overdraft facility is at base rate plus margin of 1.5% and for the term loan at base rate plus margin of 1.75% reducing to 1.5% if certain conditions are met.

The Group and HVB Bank Hungary Rt. (as security agent) entered into a series of agreements to secure all of the Group's obligations under the Refinancing Agreements.

The security covers the following assets of NABI Rt. and NABI Inc.: a first ranking mortgage on all land and buildings, a first ranking mortgage, charge or security interest in all intercompany loans, intellectual property, investment property, leases and licenses, intangibles and other assets (with the exception of NABI Inc.'s accounts receivables and inventory), assignment of insurance policies, right of set off over bank accounts and pledge of all the shares in NABI Inc. and Optare Holdings.

The New Optare Facility will contain security provisions covering a first ranking legal charge over the title of freehold properties of Optare, a first ranking debenture over all the assets of Optare and first ranking legal charge over the key person and critical illness policies of certain Optare management.

The Refinancing Agreements and the New Optare Facility contain customary representation and warranties. The Group is subject to some restrictive covenants including restrictions regarding the ability of the Group to pay dividends, borrow funds, merge and dispose of its assets. The Refinancing Agreements and the New Optare Facility contain the customary events of default, which would trigger early repayment of the loan including those related to a change of control.

NABI paid back US$ 12.0 million to the financiers in February 2004 from its outstanding short term debts as of December 31, 2003.

If the Refinancing Agreements had been in effect as of March 31, 2004 the Group's debt would have been classified according to the pro forma amounts indicated below:

As of March 31, 2004 (US$ '000)	**As reported**	**Pro-forma**
Notes Payable	119,116	5,070
Current portion of long term debt	0	12,708
Long term notes and capital lease obligations, net of debt discount	333	101,671
	119,449	**119,449**

5. Shareholder Structure

Shareholder Structure

Type	**March 31, 2004**		**March 31, 2003**		**March 31, 2002**	
	%	**Shares ('000)**	**%**	**Shares ('000)**	**%**	**Shares ('000)**
Domestic institutions	15.65	723.8	18.02	833.8	13.08	604.7
Foreign institutions	56.49	2,612.2	56.15	2,597.4	55.85	2,582.7
Institutional investors total	**72.14**	**3,336.0**	**74.17**	**3,431.2**	**68.93**	**3,187.4**
Domestic depositaries	24.61	1,138.2	21.52	994.3	28.95	1,339.1
Foreign depositaries	3.00	138.9	4.03	186.2	1.88	87.1
Depositaries total	**27.61**	**1,277.1**	**25.55**	**1,180.5**	**30.83**	**1,426.2**
Employees	0.25	11.5	0.28	12.9	0.24	11.0
TOTAL:	**100.00**	**4,624.6**	**100.00**	**4,624.6**	**100.00**	**4,624.6**

Notes: - *Voting percentages are the same as ownership ratios*
- *No shares of the company are in state ownership or held by international development institutions*
- *All issued shares are listed on the stock exchange*

Shareholders owning more than three percent of all outstanding shares

Name	Origin	Category	Quantity	Ownership ratio	Note
The First Hungary Fund	Foreign	Venture capital fund	2,500,000	54.06%	Financial inv'
Citibank	Domestic	Depositary	411,908	8.91%	Depositary
Budapest Growth Fund	Domestic	Open-end investm't fund	157,935	3.42%	Financial inv'
Generali Gold Inv' Fund	Domestic	Open-end investm't fund	150,924	3.26%	Financial inv'

Treasury shares

	March 31, 2004	January 1, 2004	March 31, 2003	March 31, 2002
NABI group	0	0	0	0

6. The Group's Structure and Operation

Employee headcount

	March 31, 2004	January 1, 2004	March 31, 2003	March 31, 2002
NABI Rt.	905	919	978	780
NABI Inc.	707	781	732	639
Optare Holding Ltd.	427	432	524	502
TOTAL:	**2,039**	**2 132**	**2,234**	**1,921**

As the company publicized earlier there is an ongoing headcount reduction started in Q4 2003.

Members of the Board of Directors

Name	Position	*Beginning of mandate*	End of mandate	*Share ownership*
Péter Róna	Chairman of the BoD	April 29, 2003	April 23, 2004	0
John Horstmann	Chairman of the Remuneration Committee	April 29, 2003	April 27, 2004	0
András Rácz	Member of the BoD	April 29, 2003	April 30, 2005	11,500
Tamás Felsen	Independent director	April 29, 2003	April 30, 2005	0
Márk Pejacsevich	Independent director	April 29, 2003	April 30, 2005	0
Russell Richardson	Member of the BoD	April 29, 2003	April 30, 2005	0

Members of the Supervisory Board

Name	Position	Beginning of mandate	End of mandate	Share ownership
Charles A. Huebner	Chairman	April 29, 2003	May 1, 2005	0
László Blága	Member			0
János Kálmán	Member			0
Lajos Kenyeres	Member, employee representative			0
Zoltán Szőke	Member, employee representative			0

Employees in strategic positions

Name	Position	Beginning of mandate	End of mandate	Share ownership
András Rácz	CEO of the NABI Group	1993	Undetermined	11,500
Patrick Róna	President, CEO of NABI Inc.	April 16, 2002	Undetermined	0
Roger Fossey	CFO of the NABI Group	October 5, 2001	April 27, 2004	0
Russell Richardson	Chairman of Optare Holdings	January 1, 2003	Undetermined	0
Robert Coombes	Managing Director of Optare	January 1, 2003	Undetermined	0
Péter Horváth	Deputy CFO of the NABI Group	October 5, 2001	Undetermined	0
J. Daniel Garrett	CFO and VP of the NABI, Inc	May 2003	Undetermined	0

7. Other Items

7.1 Changes after the period

Mr. Fossey continues to work as CFO at Optare and J. Daniel Garrett replaces him as Group CFO effective from April 27, 2004.

Messrs. Peter Róna and John Horstmann resigned from NABI Group Boards of Directors effective April 23 and April 27, 2004 respectively.

Messrs. Martin Adams and GK van der Mandele were elected to the Board of directors effective April 27, 2004. The Board selected Mr. Adams to the Chair.

7.2 News Releases of NABI Rt.

Date	Subject
February 13	2003 Flash report
March 3	Senior management changes at NABI's subsidiaries
March 25	Invitation to the AGM
April 5	NABI's bus delivery in the first quarter and plans for 2004
April 8	Supplement to the invitation to the AGM
April 22	NABI signs agreement with the Financiers
April 23	Proposals for the AGM
April 23	Peter Róna retires from NABI Board
April 27	Changes in NABI Board and CFO
April 27	Resolutions of the AGM
May 4	Information on NABI's warrants
May 5	NABI's performance in the first quarter 2004

News releases were published on www.nabi.hu, www.bet.hu and in Magyar Tőkepiac.

7.3 Outstanding warrants and management options of NABI Rt.

Number of warrants / options	Exercise price	Deadline to exercise
6,000 (m' option)	HUF 3,703	July, 24 2004
330,258 (warrant)	HUF 5,446	December 30, 2006
23,000 (m' option)	HUF 4,618	March 27, 2006
137,400 (m' option)	HUF 3,812	March 22, 2007
20,000 (m' option)	HUF 3,890	April 15, 2007

Note: As detailed in 4.9 paragraph, 1,713,753 warrants were issued on April 23, 2004. The exercise price is HUF 1,087 and the maturity is December 30, 2006.

File No.: 82-4925

Q4 2003

NABI

FLASH REPORT

Q4 2003

February 13, 2004

Summary

The delivery of 331 vehicles in the fourth quarter of 2003 returned the Group to its planned level of output, although the shortfalls in previous quarters could not be recovered. For the year, 1149 vehicles were delivered compared with 1375 in 2002. Continued weakness in the single deck segment of the UK market resulted in lower vehicle sales at Optare, partly offset by the delivery of a significant number of 30 LFN buses to the USA during the second half of the year.

Consolidated sales revenue in the fourth quarter was US$101.1 million resulting in a total of US$320.1 million for the year, including a US$ 5.4 million (10%) growth in aftermarket sales, leaving a shortfall of US$40.5 million (11%) compared with the US$360.6 million realized during 2002.

Gross profit was adversely affected in the fourth quarter by several exceptional factors, referred to in section 4.2, whilst remaining under pressure from the continuing strength of the HUF against the US$. High production costs associated with the introduction of the 45' CompoBus™ and the new 60' articulated steel bus had a negative impact on margins, as did a substantial additional warranty provision arising from a defective component fitted to vehicles supplied in earlier years. Appropriate provisions for all foreseeable future losses on existing contracts have also been made in the quarter.

Even allowing for the adverse exchange rate effect on overheads in Hungary and the UK and costs associated with a full year's operation of the Kaposvar facility, the Group contained the total increase in SG&A costs to 6.6%, compared to 2002 by cutting back expenses in several areas.

Operating performance declined significantly from a profit of US$ 11.8 million in 2002 to a loss of US$ 22.7 million whilst, as reflected by Other Income of US$ 6.3 million, the Group successfully counterbalanced part of the foreign exchange rates' adverse impact by entering into forward currency contracts. Net Loss for the year was US$ 16.5 million compared with a Net Income of US$ 7.1 million in 2002. As a consequence of this deterioration and a requirement to strengthen its financial position, the Group commenced negotiations with its lenders to restructure its borrowing obligations as referred to in section 4.8.11.

At the end of the year thirty-eight 45' CompoBus™ were in daily operation in the city of Phoenix (AZ) with the balance of the order for 56 to be delivered in early 2004. The Anniston operation of NABI Inc. hosted an event on December 1 attended by senior industry and political figures, which included the hand over of the first of 100 45' CompoBus™ to Los Angeles CMTA.

At the UK Bus and Coach show in October, the Group launched new versions of its successful Solo low floor bus together with an automatic transmission option for the Alero. During the quarter, Optare's orderbook grew ahead of the general market demand assisted by an order from Stagecoach, one of the UK's largest bus operators, for 60 Solos to be delivered in 2004.

The Group has made a significant progress in resolving the problems associated with recent product introductions and is on track with the development of the flagship 60' BRT model with the first of an order for 200 scheduled for customer delivery in 2005.

The current interim report contains information on the performance of the NABI Group (the NABI Group is „NABI Rt" or the „Company" and its 100 percent owned subsidiaries „NABI Inc" and „Optare Holdings Ltd." Or „Optare") during the fiscal year of 2003.

February 13, 2004

András Rácz	Roger Fossey
Chief Executive Officer	Chief Financial Officer

1. Sales and Order Backlog

1.1 Bus deliveries

In the fourth quarter of 2003 NABI resumed its planned level of output, although unit sales for the year at 1,149 were 226 lower than the number delivered during 2002. Bus deliveries in the USA declined year-on-year due to (i) the new 60LFW model being delayed to correct certain design deficiencies of the model uncovered during the Altoona testing together with manufacturing disruption caused by the faulty performance of suppliers; while (ii) deliveries of the first ever CompoBus™ series were held back due to the need to resolve initial production and engineering issues.

Vehicle sales revenue amounted to US$272.3 million (including deferred revenue recognized), or 85.1 percent of total revenue, compared with US$317.3 million achieved during 2002.

Number of Bus Deliveries According to Market and Type

Market	Bus type	December 31, 2003	December 31, 2002	December 31, 2001
USA	35/45-foot (heavy-duty)	540**	774	844
	60-foot articulated (heavy-duty)	76	54	27
	30-foot (medium duty)	72	13	76
USA MARKET TOTAL:		**688****	**841***	**947**
United Kingdom	Single deck under 7.5t	125	121	79
	Single deck over 7.5t	308	366	277
	Double deck (over 7.5t)	9	40	16
UK MARKET TOTAL:		**442**	**527**	**372**
HU MARKET TOTAL:	(Single deck over 7.5t)	**19**	**7**	**-**
GRAND TOTAL		**1 149****	**1 375***	**1 319**

* *Figure contains 3 CompoBus™ type vehicles*
** *Figure contains 57 CompoBus™ type vehicles*

1.2 Sales of aftermarket parts and services

US$47.0 million consolidated sales of aftermarket parts and services were achieved during the reporting period, an increase of 10.3 percent on the US$42.6 million achieved in the same period of 2002. NABI's UK subsidiary, Optare opened a new service center in London at the beginning of 2003.

1.3 Bus order and options backlog

The consolidated bus order-and-options-backlog of the Group at the end of December 2003 showed more than 3,300 buses for delivery before the end of 2006 with a total value of approximately US$1.2 billion.

2. Unaudited financial statements in accordance with US GAAP

Condensed Consolidated Balance Sheets as at December 31, 2003 (unaudited), 2002 and 2001

Figures in US$ thousands	December 31, 2003	December 31, 2003 / December 31, 2002 (%)	December 31, 2002	December 31, 2002 / December 31, 2001 (%)	December 31, 2001
Cash and cash equivalents	21 063	70.8%	29 753	1496.9%	1 988
Receivables	58 200	97.0%	59 975	79.0%	75 955
Inventories	98 518	125.5%	78 491	121.3%	64 727
Deferred income taxes	7 148	162.9%	4 388	100.0%	3 814
Prepaid expenses and others	6 427	141.4%	4 546	89.2%	5 097
TOTAL CURRENT ASSETS	**191 356**	**108.0%**	**177 153**	**116.9%**	**151 581**
Property and equipment, net	58 340	95.2%	61 254	121.9%	50 263
Goodwill	18 728	100.0%	18 728	100.0%	18 728
Deferred debt issue cost	183	67.3%	272	74.5%	365
Others	151	120.8%	125	105.4%	119
Deferred income taxes	3 844	253.1%	1 519	1222.8%	124
TOTAL NON-CURRENT ASSETS	**81 246**	**99.2%**	**81 898**	**117.7%**	**69 600**
TOTAL ASSETS	**272 602**	**105.2%**	**259 051**	**117.1%**	**221 181**
Short term debt	84 352	139.2%	60 605	185.5%	32 676
Current portion of long term debt	46 674	576.5%	8 096	100.0%	3 047
Accounts payable	43 112	80.4%	53 627	89.4%	60 010
Warranty provisions	15 381	162.5%	9 466	140.3%	6 747
Accrued and other liabilities	10 497	110,5%	9 503	206.6%	4 599
Deferred income taxes	654	0.0%	54	n.a.	0
TOTAL CURRENT LIABILITIES	**200 670**	**142.0%**	**141 351**	**132.0%**	**107 078**
Long term debt and capital lease obligations, net of debt discount	0	0.0%	28 681	90.5%	31 678
Other long term liabilities	1 891	100.0%	1 718	n.a.	1 458
Obligations under residual value guarantees	3 046	100.0%	3 046	n.a.	3 046
Deferred revenue	4 252	74.4%	5 717	n.a.	7 182
TOTAL NON-CURRENT LIABILITIES	**9 189**	**23.5%**	**39 162**	**90.3%**	**43 364**
Negative goodwill	0	n.a.	0	n.a	72
Share capital	25 474	100.0%	25 474	100.0%	25 474
Additional paid in capital	25 612	100.0%	25 612	100.0%	25 612
Retained earnings	10 915	39.8%	27 441	134.8%	20 351
Accumulated other comprehensive gain/(loss)	742	6745.5%	11	(1.4%)	(771)
TOTAL SHAREHOLDERS' EQUITY	**62 743**	**79.9%**	**78 538**	**111.1%**	**70 666**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**272 602**	**105.2%**	**259 051**	**117.1%**	**221 181**

Movements in Consolidated Shareholder's Equity for the year ended December 31, 2003 (unaudited)

Figures in US$ thousands	December 31, 2002	Net income/(loss) for the period	Foreign currency translation adjustment	December 31, 2003
Share capital	25 474	0	0	25 474
Additional paid in capital	25 612	0	0	25 612
Retained earnings	27 441	(16 526)	0	10 915
Accumulated Other Comprehensive Income	11	0	731	742
SHAREHOLDERS' EQUITY	**78 538**	**(16 526)**	**731**	**62 743**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165
Tel: 401-7100, Fax: 407-2931, E-mail: corporate.office@nabi.hu
Contact person: Péter Horváth, Director of Finance

Condensed Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2003 (unaudited), 2002 and 2001

Figures in US$ thousands, except where otherwise indicated	December 31, 2003	December 31, 2003 / December 31, 2002 (%)	December 31, 2002	December 31, 2002/ December 31, 2001 (%)	December 31, 2001
Net sales	318 600	88.7%	359 121	104.4%	344 034
Deferred revenue	1 465	100.0%	1 465	n.a.	849
TOTAL REVENUE	**320 065**	**88.8%**	**360 586**	**104.6%**	**344 883**
Cost of Sales	(310 639)	97.5%	(318 639)	106.2%	(300 051)
GROSS PROFIT	**9 426**	**22.4%**	**41 947**	**93.6%**	**44 832**
Gross margin (%)	*2.95*		*11.63*		*13.00*
Selling, General & Administrative Expenses	(32 115)	106.3%	(30 218)	101.6%	(29 737)
Accretion / (Amortization) of goodwill	-	0.0%	72	(8.2%)	(874)
OPERATING (LOSS)/INCOME	**(22 689)**	**(292.3%)**	**11 801**	**83.0%**	**14 221**
Operating margin (%)	*(7.53)*		*3.27*		*4.12*
Other income / (expense) net	6 306	(1224.1%)	(561)	(59.2%)	947
Amortization of debt discount	(1 223)	118.3%	(1 034)	135.3%	(764)
Amortization of deferred debt issue cost	(89)	95.7%	(93)	0.0%	(104)
Interest income	70	60.9%	115	255.5%	45
Interest expense	(4 024)	119.1%	(3 380)	67.8%	(4 983)
(LOSS)/INCOME BEFORE INCOME TAX	**(21 649)**	**(416.1%)**	**6 848**	**73.1%**	**9 362**
Income tax (expense) / benefit	5 123	606.2%	(1 012)	(28.2%)	(1 410)
NET INCOME before cumulative effect of change in accounting policy	**(16 526)**	**(383.2%)**	**5 836**	**73.4%**	**7 952**
Cumulative effect of change in accounting policy		n.a.	1 255	n.a.	-
NET INCOME	**(16 526)**	**(333.1%)**	**7 091**	**89.2%**	**7 952**
Net margin (%)	*(5.50)*		*1.97*		*2.31*
Currency translation adjustment (loss) / gain	731	93.5%	782	(413.7%)	(189)
COMPREHENSIVE (LOSS)/INCOME	**(15 795)**	**(300.6%)**	**7 872**	**101.4%**	**7 763**
Number of shares in issue at period end (HUF 1,000 per share)	4 624 600	100.0%	4 624 600	100.0%	4 624 600
EARNINGS/(LOSS) PER SHARE IN US$	**(3.57)**	**(323.5%)**	**1.53**	**88.6%**	**1.73**
Weighted average number of shares outstanding: diluted	4 624 600	99.5%	4 646 946	n.a.	-
FULLY DILUTED EARNINGS/(LOSS) PER SHARE IN US$ (1)	**(3.57)**	**(323.5%)**	**1.53**	**91.4%**	**1.67**
HUF/US$ exchange rate as at the closing day of the period	207,92		225,16		279,03
US$ / GBP exchange rate as at the closing day of the period	1,7785		1,6044		1,4515

(1) the calculation of fully diluted earnings per share includes 0 and 22,346 and 29,329 options in 2003, 2002 and 2001, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the year.

Condensed Consolidated Statements of Income and Comprehensive Income for the three month periods ended March 31, June 30, September 30, and December 31, 2003 (unaudited)

Figures in US$ thousands, except where otherwise indicated	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Net sales	72 082	74 626	71 124	100 768
Deferred revenue	366	367	366	366
TOTAL REVENUE	**72 448**	**74 993**	**71 490**	**101 134**
Cost of Sales	(65 677)	(72 112)	(69 964)	(102 886)
GROSS PROFIT	**6 771**	**2 881**	**1 526**	**(1 752)**
Gross margin (%)	*9.35*	*3.84*	*2.13*	*1.73)*
Selling, General & Administrative Expenses	(8 151)	(8 127)	(7 888)	(7 949)
OPERATING INCOME/(LOSS)	**(1 380)**	**(5 246)**	**(6 362)**	**(9 701)**
Operating margin (%)	*(1.90)*	*(7.00)*	*(8.90)*	*(9.56)*
Other income / (Expense) net	950	(3 004)	5 345	3 015
Amortization of debt discount	(306)	(306)	(305)	(306)
Amortization of deferred debt issuance cost	(22)	(22)	(23)	(22)
Interest income	13	11	21	25
Interest expense	(882)	(950)	(1 087)	(1 105)
INCOME/(LOSS) BEFORE INCOME TAX	(1 627)	(9 517)	(2 411)	(8 094)
Income tax (expense) / benefit	200	978	963	2 982
NET INCOME/(LOSS)	**(1 427)**	**(8 539)**	**(1 448)**	**(5 112)**
NET INCOME margin (%)	*(1.97)*	*(11.39)*	*(2.03)*	*(5,05)*
Currency translation adjustment (loss) / gain	(182)	342	126	445
COMPREHENSIVE INCOME/(LOSS)	**(1 609)**	**(8 197)**	**(1 322)**	**(4 667)**
Number of shares in issue at period end (HUF 1,000 per share)	4 624 600	4 624 600	4 624 600	4 624 600
EARNINGS PER SHARE IN US$	**(0.35)**	**(1.77)**	**(0.29)**	**(1.11)**
Weighted average number of shares: diluted	4 631 679	4 630 668	4 628 165	4 624 600
FULLY DILUTED EARNINGS PER SHARE IN US$	**(0.35)**	**(1.77)**	**(0.29)**	**(1.11)**

Condensed Consolidated Statements of Cash Flows for the years ended on December 31, 2003 (unaudited), 2002 and 2001

Figures in US$ thousands	December 31, 2003	December 31, 2002	December 31, 2001
Net income	**(16 526)**	**7 090**	**7 952**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	6 668	6 878	5 782
Amortization of deferred revenue	(1 465)	(1 465)	(849)
Amortization of goodwill	-	-	952
Accretion of negative goodwill	-	(72)	(78)
Amortization of debt discount	1 223	1 034	764
Amortization of deferred debt issuance cost	89	93	105
Warranties	5 915	2 719	2 032
Deferred income tax provision	(4 312)	(1 655)	997
Impairment loss	1 546	-	848
Unrealized forward exchange (gain)/loss	(3 791)	-	174
Changes in assets and liabilities:			
Accounts receivable, net	1 775	15 980	(28 680)
Inventories	(20 027)	(13 764)	12 040
Prepaid expenses and others	1 910	551	(2 907)
Goodwill	-	-	(441)
Accounts payable	(10 515)	(6 383)	23 908
Accrued liabilities and others	993	4 904	(381)
Increase in obligations under residual value guarantees	-	-	3 046
Increase in deferred revenue	-	-	8 496
Other assets / (liabilities)	(26)	(6)	-
Net cash provided by / (used in) operating activities	**(36 543)**	**15 905**	**33 761**
Cash-flows from investing activities:			
Purchase of property and equipment	(5 300)	(17 868)	(18 277)
Net cash used in investing activities	**(5 300)**	**(17 868)**	**(18 277)**
Cash-flows from financing activities:			
Proceeds from issuance of share capital	-	0	70
Purchase and sale of treasury shares	-	0	54
Short-term loans	23 747	27 929	(17 575)
Long-term loans	8 675	1 017	1 497
Net cash provided by / (used in) financing activities	**32 422**	**28 947**	**(15 954)**
Effect of foreign exchange rates on cash	732	781	(189)
Net increase / (Decrease) in cash and cash equivalents	**(8 690)**	**27 765**	**(659)**
Cash & cash equivalents, beginning of period	29 753	1 988	2 647
Cash & cash equivalents, end of period	21 063	29 753	1 988

3. Basis of Presentation of the unaudited Financial Statements and Summary of Significant Accounting Policies

3.1 Basis of presentation

NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying condensed consolidated financial statements, which are un-audited, include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

3.2 Principles of Consolidation

The condensed consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant inter-company accounts and transactions have been eliminated.

3.3 Currency Translation

The Group's reporting currency is the United States Dollar ("US$").

NABI Rt. and NABI Inc.'s functional currency is the US$. NABI Rt. maintains its books in Hungarian Forint which are remeasured into US$ as follows: non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been remeasured into US$ using historical exchange rates. Monetary assets and liabilities have been remeasured using the period-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

Optare's functional currency is the British Pound ("GBP"). The assets and liabilities of Optare are translated into US$ at period-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the period. Foreign currency translation gains or losses arising are recorded as a component of other comprehensive income/(loss) in the accompanying consolidated statements of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

3.4 Change in Accounting Principles: Classification of Costs

With effect from January 1, 2002, NABI Rt. changed the accounting classification of certain general and administrative expenses related to production, maintenance, product development and logistics functions to be consistent with the classification applied by other group companies. This change means that the reported amounts for cost of sales, SGA and inventory in the financial statements for the period ended December 31, 2003 and 2002 are not directly comparable to the equivalent reported amounts in the financial statements for the period ended December 31, 2001.

3.5 Change in Accounting Principles: Goodwill

With effect from January 1, 2002, in accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Group has ceased to amortize goodwill and has written off negative goodwill. The net amount of goodwill amortized in the year ended December 31, 2001 was US$ 648 thousand. The amount of negative goodwill accreted in the year ended December 31, 2002 was US$72 thousand.

4. Financial Review

Companies under consolidation

Name	Capital	Ownership	Voting right	Category
North American Bus Industries Inc.	US$ 39.25 million	100%	100%	Fully owned
Optare Holdings Ltd.	GBP 4.78 million	100%	100%	Fully owned

Significant off-balance-sheet liabilities

		Amount of Commitment Expiration Per period			
Description	Total amounts Committed	Less than 1 year	1-3 years	3-5 years	After 5 years
Performance bonds	45 088	35 951	9 137	-	-
Royalty	2 113	563	1 375	175	-
Total commitments	**47 201**	**36 513**	**10 512**	**175**	**-**

US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	No
Seasonal earnings expenses	No
Material changes in the estimation of income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	No

4.1 Total Revenue

Net sales of buses and spare parts were US$318.6 million (including US$0.8 million other sales) during 2003, a 11.3 percent decrease over the comparable period in 2002. The reasons behind this reduced performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$270.8 million (excluding deferred revenue amortized) of which US$212.9 million were derived from the United States market, with US$54.8 million from the UK market and with US$3.2 million from the Hungarian market.

Spare parts and aftermarket service revenues were US$47.0 million during 2003, a 10.3 percent increase over the comparable period in 2002.

Total revenue in 2003 and 2002 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years. Deferred revenue recognized during 2003 and 2002 was US$1.5 million for both periods.

4.2 Cost of Sales and Gross Profit

Cost of sales for the year ended December 31, 2003 decreased 2.5 percent to US$310.6 million from US$318.6 million for the same period of 2002. Cost of sales increased to 97.1 percent of consolidated total revenue during the reporting period compared to 88.4 percent during the period ended December 31, 2002.

Primary reasons for the increase relate to (i) the higher proportion of fixed manufacturing overhead within cost of sales attributable to the lower volume in unit sales in the period, (ii) contract loss provisions relating to certain vehicles in work in progress at the end of the period, (iii) additional provisions for warranty campaign related to buses delivered in previous years and (iv) impairment of the 40' composite mold amounting to US$1.5 million. Since the company has decided to produce a significantly redesigned 40' compo model in the future, the production potential of the existing mold became significantly lower.

Gross profit for the period ended December 31, 2003 was US$9.4 million, constituting a decline of 76,5 percent or approximately US$32.5 million compared to the gross profit of US$41.9 million in the same period of 2002.

4.3 Operating Income

SGA expenses for the period ended December 31, 2003 increased by U$1.9 million to US$32.1 million compared to the same period in 2002, an increase of 6.3 percent. This increase is mainly attributable to (i) appreciation of HUF and GBP against the US$ by 13.1% and 8.8% respectively, which amounted to approximately US$1.9 million (ii) SGA of the Kaposvár plant increased by US$1.6 million as production did not commence there until the third quarter of 2002, while at the Budapest Plant there was a US$1.3 million decrease, and at the US entity there was a US$0.9 million reduction compared to the same period of last year.

The Group recorded an operating loss of US$22.7 million in 2003 compared to an income of US$11.8 million during the same period of 2002.

The lower operating income result is attributable to (i) the US$32.5 million decline in gross profit, and (ii) the increase in SGA expenses explained above.

4.4 Other Income (Expense), Net

Other income was US$6.3 million in 2003, as compared with US$0.6 million expense for the same period in 2002, mainly attributable to a US$5.0 million realized and unrealized gain recorded on forward currency contracts, which NABI entered into from January 2003.

4.5 Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA")

Consolidated EBITDA for the Group was a negative US$8.1 million for the year ended December 31, 2003 compared with US$18.0 million in the same period in 2002. As defined by the Company, EBITDA does not include amortization/accretion of goodwill, deferred debt issuance cost amortization or debt discount amortization.

4.6 Income Before Income Tax

Income before income tax declined by US$28.5 million to a loss of US$21.6 million for the year ended December 31, 2003 compared to a profit of US$6.8 million in 2002.

4.7 Net Income

The Group reported a net loss of US$16.5 million for the year ended on December 31, 2003 compared to net income of US$7.1 million in the same period of 2002. The income tax benefit recognized for the year ended on December 31, 2003 was US$5.1 million compared to the income tax expense of US$1.0 million recognized for the same period of 2002.

4.8 Changes in Balance Sheets Items

4.8.1 Cash and cash equivalents

Cash and cash equivalents decreased by US$8.7 million to US$21.1 million as of December 31, 2003 compared with US$29.8 million as of December 31, 2002.

4.8.2 Receivables

Receivables decreased by 3.0 percent to US$58.2 million as of December 31, 2003 compared to US$60.0 million as of December 31, 2002.

4.8.3 Inventories

Inventories increased by US$20.0 million, or 25.5 percent to US$98.5 million from December 31, 2002 to December 31, 2003 mainly due to (i) build up of 60LFW type bus inventory due to the delay in finalizing Altoona testing earlier in the year and consequent delayed delivery of completed vehicles to the customer, (ii) commencement of operations at the new Kaposvár Plant and in the composite production line in the USA at which inventory was much less at December 31, 2002 than at December 31, 2003; and (iii) weakening of the US$ against the HUF and GBP.
On the other hand, the Hungarian company wrote off US$ 1.8 million inventory as a result of the change in the policy for the assessment of the inventories future utilization. This write off increased the cost of goods sold.

4.8.4 Deferred income taxes (current)

Deferred income taxes increased by US$2.8 million to US$7.1 million from US$4.4 million.

4.8.5 Prepaid expenses and others

Prepayments and other assets amounted to US$6.4 million at December 31, 2003, an increase of 41,4 percent compared to US$4.5 million at December 31, 2002, mainly due to the increase in the fair values of open forward contracts.

4.8.6 Property and equipment, net

Property and equipment amounted to US$58.3 million as of December 31, 2003, a decrease of 4,8 percent compared to December 30, 2002, mainly attributable to (i) significantly lower capital expenditure activity during the year and (ii) the impairment of the 40' composite mold.

4.8.7 Deferred debt issue cost

Deferred debt issue cost decreased by 32.7 percent due to amortization.

4.8.8 Deferred income taxes (non-current)

Deferred income taxes have increased from US$1.5 million as of December 31, 2002 to US$3.8 million as of December 31, 2003 due to the negative income before income tax realized during the period.

4.8.9 Other non-current assets

Other non-current assets amounted to US$0.2 million as of December 31, 2003 compared to US$0.1 million as of December 31, 2002.

4.8.10 Short-term debt

Short-term debt amounted to US$84.4 million as of December 31, 2003, an increase of US$23.7 million compared to the same period in 2002 mainly attributable to (i) increase in inventory mentioned in 4.8.3, (ii) impact of the change in the GBP/USD exchange rate and (iii) operating loss on group level.

4.8.11 Current portion of long term debt

As of December 31, 2003 NABI have breached most of their financial covenants as a result of the net loss realized and the exceptionally high level of indebtedness. Since the covenants have not been cured yet, NABI had to reclassify all of its US$33.8 million long-term loans as short-term. As a result of the above-mentioned negotiations, the covenants of these long-term loans are likely to be changed.

NABI Rt. has reached a common understanding with banks co-ordinating the negotiations with the consortium of Hungarian credit institutions currently financing the NABI group, for refinancing of the amounts owed to such institutions, with the final agreement on such refinancing being subject to the internal approvals of the various members of such consortium. In addition, the negotiations with certain other foreign creditors (which are not members of this consortium of Hungarian credit institutions) remain ongoing, with the relevant facilities continuing to be made available to the NABI group.

4.8.12 Accounts payable

Accounts payable decreased by 19.6 percent period-to-period from US$53.6 million to US$43.1 million mainly due to the decrease in the large amount of payables at the Kaposvár plant as compared to the end of 2002.

4.8.13 Warranty provisions

Warranty provisions increased by 62.5 percent to US$15.4 million as at December 31, 2003 compared to US$9.5 million at December 31, 2002; primarily due to (i) normal warranty reserves made for shells and buses produced in Hungary and in the USA; (ii) increase in customer purchased extended warranties in the USA and (iii) the campaign warranty increased by US$1.8 million compared to the same period in 2002.

4.8.14 Accrued and other liabilities

Accrued and other liabilities were US$10.5 million at the end of December 2003, an increase of US$1.0 million compared to the same period of 2002 primarily due to US$1.2 million increase in accruals for state subsidy in Hungary.

4.8.15 Other long-term liabilities

Other long-term liabilities increased to US$1.9 million at December 31, 2003 compared to US$1.7 million in the same period of 2002.

4.8.16 Obligations under residual value guarantees

Obligations under residual value guarantees remained at US$3.0 million at December 31, 2003, the same as a year earlier. These relate to 75 buses sold with an option for the customer, subject to certain conditions, to oblige the Company to repurchase the buses, which have been accounted for as an operating lease.

4.8.17 Deferred revenue

Deferred revenue decreased as a result of reflecting the amortized amount under deferred revenue in the income statement.

4.8.18 Retained earnings

Retained earnings were US$10,9 million as of December 31, 2003, a decrease of US$16.5 million or 60.2% compared to the amount at December 31, 2002. The change reflects the reduction due to the loss incurred by the Group in the current period.

5. Shareholder Structure

Shareholder Structure

Type	December 31, 2003		December 31, 2002		December 31, 2001	
	%	Shares ('000)	%	Shares ('000)	%	Shares ('000)
Domestic institutions	18.44	853.0	12.64	584.5	13.65	631.4
Foreign institutions	56.75	2,624.0	56.83	2,628.3	55.78	2,579.4
Institutional investors total	**75.19**	**3,477.2**	**69.47**	**3,212.8**	**69.43**	**3,210.8**
Domestic depositaries	22.70	1,050.0	28.35	1,311.2	28.41	1,313.9
Foreign depositaries	1.86	85.9	1.90	87.7	1.91	88.4
Depositaries total	**24.56**	**1,135.9**	**30.25**	**1,398.9**	**30.32**	**1,402.3**
Employees	0.25	11.5	0.28	12.9	0.25	11.5
TOTAL:	**100.00**	**4,624.6**	**100.00**	**4,624.6**	**100.00**	**4,624.6**

Notes: - Voting percentages are the same as ownership ratios
- No shares of the company are in state ownership or held by international development institutions

Shareholders owning more than three percent of all outstanding shares

Name	Origin	Category	Quantity	Ownership ratio	Note
The First Hungary Fund	Foreign	Venture capital fund	2,500,000	54.06	Financial investor
Citibank	Domestic	Depositary	423,322	9.15	Depositary
The Budapest Growth Fund	Domestic	Open-end investment fund	192,449	4.16	Financial investor
Generali Gold Investment Fund	Domestic	Open-end investment fund	150,924	3.26	Financial investor

Note: - Voting percentages are the same as ownership ratios
- The listed series of shares represents the total registered capital

Treasury shares in 2003

	Jan 1, 2003	Mar 31, 2003	Jun 30, 2003	Sept 30, 2003	Dec 31, 2003
Subsidiaries	0	0	0	0	-
Company	0	0	0	0	-

6. The Company's Structure and Operation

Employee headcount

	December 31, 2003	January 1, 2003	December 31, 2002	December 31, 2001
NABI Rt.	919	959	959	734
NABI Inc.	781	749	749	638
Optare Holding Ltd.	432	529	529	504
TOTAL:	2 132	2,237	2,237	1,876

As the company publicized earlier there is an ongoing headcount reduction started in Q4 2003, which primarily affect the Budapest factory.

Employees in strategic or top management positions and key officers

Name	Position	Beginning of mandate	End of mandate	Share ownership (No. of shares)
Péter Róna	Chairman of the BoD	April 29, 2003	May 1, 2005	0
András Rácz	Member of the BoD	April 29, 2003	May 1, 2005	11,000
	CEO of the NABI Group	1993	Undetermined	
John Horstmann	Chairman of the Remuneration Committee	April 29, 2003	May 1, 2005	0
Tamás Felsen	Independent Member of BoD	April 29, 2003	May 1, 2005	0
Márk Pejacsevich	Independent Member of BoD	April 29, 2003	May 1, 2005	0
Csaba Zoltán*	Member of the BoD, Chairman of the Audit and Budget Committee	April 29, 2003	Nov 4, 2003	0
Russell Richardson	Member of the BoD	April 29, 2003	May 1, 2005	0
	Executive Chairman of Optare	January 1, 2003	Undetermined	
Charles A. Huebner	Chairman of the Supervisory Board	April 29, 2003	May 1, 2005	0
László Blága	Supervisory Board Member	April 29, 2003	May 1, 2005	0
Lajos Kenyeres	Supervisory Board Member, employee representative	April 29, 2003	May 1, 2005	0
János Kálmán Phd	Supervisory Board Member	April 29, 2003	May 1, 2005	0
Zoltán Szőke	Supervisory Board Member, employee representative	April 29, 2003	May 1, 2005	0
Patrick Róna	President, CEO of NABI Inc.	April 16, 2002	Undetermined	0
Roger Fossey	CFO of the NABI Group	October 5, 2001	Undetermined	0
Robert Coombes	Managing Director of Optare	May 1, 2003	Undetermined	0
Péter Horváth	Deputy CFO of the NABI Group	October 5, 2001	Undetermined	0
			TOTAL:	11 000

*Resigned as of November 4, 2003

7. Others

7.1 Changes after the end of the period

NABI entered into a contract with a consulting firm in order to find a way to increase the efficiency of the production and supporting processes.

7.2 Outstanding warrants and options

Outstanding warrants and management options of the NABI Group

Number of warrants / options	Exercise price	Deadline to exercise
37,000 (option)	HUF 2,504	January 20, 2004
12,000 (option)	HUF 3,703	July 27, 2004
330,258 (warrant)	HUF 5,446	January 31, 2006
29,000 (option)	HUF 4,618	February 13, 2006
143,400 (option)	HUF 3,812	March 21, 2007
20,000 (option)	HUF 3,890	April 15, 2007

7.3 News releases

Official news releases of the NABI Group

Date	Place of announcement	Subject
October 15, 2003	www.nabi.hu www.bet.hu	Q3 2003 bus sales performance of the NABI Group
November 4, 2003	www.nabi.hu www.bet.hu	Resignation of a member of NABI Rt's Board of Directors
November 13, 2003	www.nabi.hu www.bet.hu	The Q3 2003 Interim Report of NABI Rt
November 26, 2003	www.nabi.hu www.bet.hu	Results of the EGM of NABI's majority shareholder: the First Hungary Fund
December 1, 2003	www.nabi.hu www.bet.hu	Corporate Affairs Director of NABI left the Company
December 2, 2003	www.nabi.hu www.bet.hu	New Technical Director of NABI Rt.
December 18, 2003	www.nabi.hu www.bet.hu	San Diego awards NABI CNG bus contract
January 6, 2004	www.nabi.hu www.bet.hu	2003 bus sales performance of the NABI Group
January 29, 2004	www.nabi.hu www.bet.hu	Staff reduction at NABI Rt.
February 2, 2004	www.nabi.hu www.bet.hu	New Corporate Affairs Director at NABI Rt.
February 10, 2004	www.nabi.hu www.bet.hu	Announcement on the 2003 financial performance of the company

File No.: 82-4925

Q3 2003

NABI

INTERIM REPORT

Q3 2003

November 14, 2003

Summary

The NABI Group delivered 818 vehicles during the first nine months of 2003 falling short of the 970 realized during the same period of 2002 by 152, or 15.6%. The double digit growth in aftermarket sales revenues could not counterbalance the effect of this shortfall on consolidated total sales revenue that amounted to US$ 219 million by the end of the period, US$ 32 million or 13% less than the US$ 251 million realized during the first nine months of 2002.

While deliveries of the new models of buses in the USA, which experienced difficulties during the earlier half of the year, have all commenced, their pace was insufficient to make up lost ground. Continued weakness in the single deck segment of the UK market also resulted in a lower vehicles sales performance for Optare, which is partly offset by the delivery of 30LFN buses to Miami, USA over the second half of 2003.

Throughout 2003, the initial production runs of the CompoBus resulted in additional costs caused primarily by the delayed and incomplete transfer of the know-how for the bus from the original technology developer. Production of the Alero in the UK also encountered some cost overruns and unexpected warranty costs.

The overall lower sales volume of the Group resulted in a lower gross profit falling from the US$ 25.7 million achieved during the first three quarters of 2002 to US$ 11.2 million in the current reporting period.

The savings in SGA expenses achieved by the Company during the year, and the improved profit performance of the aftermarket divisions could not offset the adverse FOREX movements and the increased SGA costs related to the start-up of volume production in the two new plants the Group opened over 2002. This resulted in a net growth in total SGA expenses up from US$ 21 million a year earlier to US$ 24.2 million in the current period. Consequently the Group realized a US$ 13 million operating loss by the end of first nine months of 2003.

The Optare Group reported a year-to-date operating income of US$ 800 thousand, while its net profit exceeded US$ 300 thousand. The US GAAP valuation of USD/HUF forward currency contracts resulting in an unrealized gain of US$ 2.1 million which also contributed to reduce the net loss of the Group for the period to US$ 11.4 million.

The first batches of 45C-LFW type CompoBus-es began to operate in Phoenix, Arizona during the period. Since then the buses have performed to the operator's satisfaction and the enthusiastic reception of the traveling public. A multiple city roadshow to introduce the 45C-LFW CompoBus is planned for Q4.2003.

The current interim report contains information on the performance of the NABI Group (the NABI Group is "NABI Rt." or the "Company" and its 100 percent owned subsidiaries "NABI Inc." and "Optare Holdings Ltd." or "Optare") during the first three quarters of 2003.

Forecasted future events can be influenced by unforeseeable risks.

November 14, 2003

András Rácz
Chief Executive Officer

Roger Fossey
Chief Financial Officer

1. Sales and Order Backlog

1.1 Bus deliveries

During the first nine months of 2003 the NABI Group sold 818 buses compared to 970 during the same period of 2002. Bus deliveries in the USA declined year-on-year due to (i) customer acceptance of the new 60LFW model being delayed to correct certain design deficiencies of the model uncovered during the Altoona testing together with manufacturing disruption caused by the faulty performance of suppliers; while (ii) deliveries of the first ever CompoBus™ series were held back due to the need to resolve initial production and engineering issues.

Vehicle sales revenue amounted to US$182.2 million (including deferred revenue recognized), or 83.3 percent of total revenue, compared with US$218.7 million achieved during the first nine months in 2002 and US$206.8 million in the same period of 2001.

Number of Bus Deliveries According to Market and Type

Market	Bus type	September 30, 2003	September 30, 2002	September 30, 2001
USA	35/45-foot (heavy-duty)	404*	558	560
	60-foot articulated (heavy-duty)	23	10	27
	30-foot (medium duty)	40	10	75
USA MARKET TOTAL:		**467***	**578**	**662**
United Kingdom	Single deck under 7.5t	92	122	63
	Single deck over 7.5t	242	238	186
	Double deck (over 7.5t)	9	28	10
UK MARKET TOTAL:		**343**	**388**	**259**
HU MARKET TOTAL:	(Single deck over 7.5t)	**8**	**4**	**0**
GRAND TOTAL		**818***	**970**	**921**

* Figure contains 25 CompoBus™-es

1.2 Sales of aftermarket parts and services

US$36.12 million consolidated sales of aftermarket parts and services were achieved during the reporting period, an increase of 12.9 percent on the US$31.99 million achieved in the same period of 2002, and 29 percent more than the US$27.86 million realized in the first nine months of 2001. NABI's UK subsidiary, Optare opened a new service center in London at the beginning of 2003.

1.3 Bus order backlog

The consolidated bus order-and-option-backlog of the Group at the end September 2003 contained over 3,200 buses for delivery before the end of 2006 with a total value of approximately US$1.2 billion.

2. Unaudited financial statements in accordance with US GAAP

Condensed Consolidated Balance Sheets as at September 30, 2003, 2002 and 2001 (unaudited)

Figures in US$ thousands	September 30, 2003	September 30, 2003/ September 30, 2002 (%)	September 30, 2002	September 30, 2002/ September 30, 2001 (%)	September 30, 2001
Cash and cash equivalents	18,928	178.1%	10,628	290.4%	3,660
Receivables	50,010	138.1%	36,207	61.2%	59,139
Inventories	116,725	135.8%	85,938	103.7%	82,864
Deferred income taxes	4,906	162.2%	3,024	100.0%	1,759
Prepaid expenses and others	6,521	132.6%	4,917	146.0%	3,367
TOTAL CURRENT ASSETS	**197,090**	**140.1%**	**140,714**	**93.3%**	**150,789**
Intangible assets, net	-	n.a.	-	0.0%	357
Property and equipment, net	59,529	98.8%	60,265	128.2%	47,004
Goodwill	18,728	100.0%	18,728	103.0%	18,174
Deferred debt issue cost	205	71.2%	288	73.5%	392
Others	1,393	185.2%	752	28.5%	2,638
TOTAL NON-CURRENT ASSETS	**79,855**	**99.8%**	**80,033**	**116.7%**	**68,565**
TOTAL ASSETS	**276,945**	**125.5%**	**220,747**	**100.6%**	**219,354**
Short term debt	89,010	174.8%	50,909	109.8%	46,384
Current portion of long term debt	12,180	542.0%	2,247	100.0%	3,491
Accounts payable	51,102	143.9%	35,501	66.4%	53,441
Warranty provisions	12,218	139.7%	8,744	150.7%	5,801
Accrued and other liabilities	5,372	203.3%	2,643	50.9%	5,190
Deferred income taxes	205	0.0%	0	n.a.	0
TOTAL CURRENT LIABILITIES	**170,087**	**170.0%**	**100,044**	**87.5%**	**114,307**
Long term debt and capital lease obligations, net of debt discount	30,004	88.1%	34,075	124.0%	27,487
Other long term liabilities	1,781	100.0%	1,569	n.a.	0
Obligations under residual value guarantees	3,046	100.0%	3,046	n.a.	3,046
Deferred revenue	4,618	75.9%	6,083	n.a.	7,548
TOTAL NON-CURRENT LIABILITIES	**39,449**	**88.1%**	**44,773**	**117.6%**	**38,081**
Negative goodwill	0	n.a.	0	0.0%	92
Share capital	25,474	100.0%	25,474	100.0%	25,474
Additional paid in capital	25,612	100.0%	25,612	100.0%	25,613
Retained earnings	16,027	63.9%	25,074	150.5%	16,663
Accumulated other comprehensive gain/(loss)	297	-128.9%	(230)	26.2%	(877)
TOTAL SHAREHOLDERS' EQUITY	**67,410**	**88.8%**	**75,930**	**113.5%**	**66,873**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**276,945**	**125.5%**	**220,747**	**100.6%**	**219,354**

Movements in Consolidated Shareholder's Equity for the nine months ended September 30, 2003 (unaudited)

Figures in US$ thousands	December 31, 2002	Net income/(loss) for the period	Foreign currency translation adjustment	September 30, 2003
Share capital	25,474	0	0	25,474
Additional paid in capital	25,612	0	0	25,612
Retained earnings	27,441	(11,414)	0	16,027
Accumulated Other Comprehensive Income	11	0	286	297
SHAREHOLDERS' EQUITY	**78,538**	**(11,414)**	**286**	**67,410**

Condensed Consolidated Statements of Income and Comprehensive Income for the nine months ended September 30, 2003, 2002 and 2001 (unaudited)

Figures in US$ thousands, except where otherwise indicated	September 30, 2003	September 30, 2003/ September 30, 2002 (%)	September 30, 2002	September 30, 2002/ September 30, 2001 (%)	September 30, 2001
Net sales	217,832	87.1%	250,165	106.5%	234,799
Deferred revenue	1,099	100.0%	1,099	n.a.	483
TOTAL REVENUE	**218,931**	**87.1%**	**251,264**	**106.8%**	**235,282**
Cost of Sales	(207,753)	92.1%	(225,549)	110.3%	(204,556)
GROSS PROFIT	**11,178**	**43.5%**	**25,715**	**83.7%**	**30,726**
Gross margin (%)	*5.11*		*10.23*		*13.06*
Selling, General & Administrative Expenses	(24,166)	115.2%	(20,977)	95.9%	(21,873)
Accretion / (Amortization) of goodwill	-	0.0%	72	-11.1%	(649)
OPERATING (LOSS)/INCOME	**(12,988)**	**-370.0%**	**4,810**	**58.6%**	**8,204**
Operating margin (%)	*(5.93)*		*1.91*		*3.49*
Other income / (expense) net	3,291	345.9%	738	219.6%	336
Amortization of debt discount	(917)	119.4%	(768)	116.0%	(662)
Amortization of deferred debt issue cost	(67)	87.0%	(77)	0.0%	(78)
Interest income	45	52.9%	85	314.8%	27
Interest expense	(2,919)	119.2%	(2,448)	61.6%	(3,976)
(LOSS)/INCOME BEFORE INCOME TAX	**(13,555)**	**-679.3%**	**2,340**	**60.8%**	**3,851**
Income tax (expense) / benefit	2,141	-89.8%	1,128	273.1%	413
NET INCOME before cumulative effect of change in accounting policy	**(11,414)**	**-429.1%**	**3,468**	**81.3%**	**4,264**
Cumulative effect of change in accounting policy	-	n.a.	1,255	n.a.	-
NET INCOME	**(11,414)**	**-341.7%**	**4,723**	**110.8%**	**4,264**
Net margin (%)	*(5.21)*		*1.88*		*1.81*
Currency translation adjustment (loss) / gain	286	52.9%	541	-183.4%	(295)
COMPREHENSIVE (LOSS)/INCOME	**(11,128)**	**-311.4%**	**5,264**	**132.6%**	**3,969**
Number of shares in issue at period end (HUF 1,000 per share)	4,624,600	100.0%	4,624,600	100.0%	4,624,600
EARNINGS/(LOSS) PER SHARE IN US$	**(2.47)**	**-342.0%**	**1.02**	**110.9%**	**0.92**
Weighted average number of shares outstanding: diluted	4,628,165	99.4%	4,655,198	100.6%	4,625,429
FULLY DILUTED EARNINGS/(LOSS) PER SHARE IN US$ (1)	**(2.47)**	**-344.2%**	**1.01**	**109.8%**	**0.92**
HUF/US$ exchange rate as at the closing day of the period	218.23		247.36		281.29
US$ / GBP exchange rate as at the closing day of the period	1.6671		1.5614		1.4752

(1) the calculation of fully diluted earnings per share includes 43,000 and 238,400 and 170,800 options in the first nine months of 2003, 2002 and 2001, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165
Tel: 401-7100, Fax: 407-2931, E-mail: corporate.office@nabi.hu
Contact person: Ákos Érsek Corporate Affairs Director

Condensed Consolidated Statements of Income and Comprehensive Income for the three month periods ended March 31, June 30 and September 30, 2003 (unaudited)

Figures in US$ thousands, except where otherwise indicated	March 31, 2003	June 30, 2003	September 30, 2003
Net sales	72,082	74,626	71,124
Deferred revenue	366	367	366
TOTAL REVENUE	72,448	74,993	71,490
Cost of Sales	(65,677)	(72,112)	(69,964)
GROSS PROFIT	6,771	2,881	1,526
Gross margin (%)	*9.35*	*3.84*	*2.13*
Selling, General & Administrative Expenses	(8,151)	(8,127)	(7,888)
Accretion / (Amortization) of goodwill	0	0	0
OPERATING INCOME/(LOSS)	(1,380)	(5,246)	(6,362)
Operating margin (%)	*(1.90)*	*(7.00)*	*(8.90)*
Other income / (Expense) net	950	(3,004)	5,345
Amortization of debt discount	(306)	(306)	(305)
Amortization of deferred debt issuance cost	(22)	(22)	(23)
Interest income	13	11	21
Interest expense	(882)	(950)	(1,087)
INCOME/(LOSS) BEFORE INCOME TAX	(1,627)	(9,517)	(2,411)
Income tax (expense) / benefit	200	978	963
NET INCOME/(LOSS)	**(1,427)**	**(8,539)**	**(1,448)**
NET INCOME margin (%)	*(1.97)*	*(11.39)*	*(2.03)*
Currency translation adjustment (loss) / gain	(182)	342	126
COMPREHENSIVE INCOME/(LOSS)	(1,609)	(8,197)	(1,322)
Number of shares in issue at period end (HUF 1,000 per share)	4,624,600	4,624,600	4,624,600
EARNINGS PER SHARE IN US$	(0.31)	(1.85)	(2.47)
Weighted average number of shares: diluted	4,631,679	4,630,668	4,628,165
FULLY DILUTED EARNINGS PER SHARE IN US$	(0.31)	(1.84)	(2.47)

Condensed Consolidated Statements of Cash Flows for the nine months ended on September 30, 2003, 2002 and 2001 (unaudited)

Figures in US$ thousands	September 30, 2003	September 30, 2002	September 30, 2001
Net income	(11,414)	4,722	4,264
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,922	4,961	5,012
Amortization of deferred revenue	(1,099)	(1,099)	(483)
Amortization of goodwill	-	-	707
Accretion of negative goodwill	-	(72)	(59)
Amortization of debt discount	917	768	663
Amortization of deferred debt issuance cost	67	77	78
Warranties	2,752	1,997	1,551
Deferred income tax provision	(26)	(302)	(1,407)
Unrealized forward exchange (gain)/loss	(2,104)	-	-
Adjustment to goodwill	-	-	358
Changes in assets and liabilities:			
Accounts receivable, net	9,965	39,748	(11,864)
Inventories	(38,234)	(21,211)	(6,097)
Prepaid expenses and others	129	897	(937)
Accounts payable	(2,525)	(24,509)	17,339
Accrued liabilities and others	(4,131)	(1,956)	212
Increase in obligations under residual value guarantees	-	-	3,046
Increase in deferred revenue	-	-	8,031
Other assets / (liabilities)	(27)	(22)	(14)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES	(39,808)	4,001	20,401
Cash-flows from investing activities:			
Purchase of property and equipment	(4,197)	(14,963)	(13,203)
NET CASH USED IN INVESTING ACTIVITIES	(4,197)	(14,963)	(13,203)
Cash flows from financing activities:			
Proceeds from issuance of share capital	-	-	69
Purchase and sale of treasury shares	-	-	56
Short-term loans	28,405	17,433	(3,423)
Long term loan	4,490	1,628	(2,593)
NET CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES	32,895	19,061	(5,891)
Effect of foreign exchange rates on cash	286	541	(295)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,824)	8,640	1,012
Cash & cash equivalents, beginning of period	29,753	1,988	2,648
Cash & cash equivalents, end of period	18,928	10,628	3,660

3. Basis of Presentation of the unaudited Financial Statements and Summary of Significant Accounting Policies

3.1 Basis of presentation

NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying condensed consolidated financial statements, which are un-audited, include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

3.2 Principles of Consolidation

The condensed consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant inter-company accounts and transactions have been eliminated.

3.3 Currency Translation

The Group's reporting currency is the United States Dollar ("US$").

NABI Rt. and NABI Inc.'s functional currency is the US$. NABI Rt. maintains its books in Hungarian Forint which are remeasured into US$ as follows: non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been remeasured into US$ using historical exchange rates. Monetary assets and liabilities have been remeasured using the period-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

Optare's functional currency is the British Pound ("GBP"). The assets and liabilities of Optare are translated into US$ at period-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the period. Foreign currency translation gains or losses arising are recorded as a component of other comprehensive income/(loss) in the accompanying consolidated statements of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

3.4 Change in Accounting Principles: Classification of Costs

With effect from January 1, 2002, NABI Rt. changed the accounting classification of certain general and administrative expenses related to production, maintenance, product development and logistics functions to be consistent with the classification applied by other group companies. This change means that the reported amounts for cost of sales, SGA and inventory in the financial statements for the nine months ended September 30, 2003 and 2002 are not directly comparable to the equivalent reported amounts in the financial statements for the period ended September 30, 2001.

3.5 Change in Accounting Principles: Goodwill

With effect from January 1, 2002, in accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Group has ceased to amortize goodwill and has written off negative goodwill. The net amount of goodwill amortized in the first nine months ended September 30, 2001 was US$ 648 thousand. The amount of negative goodwill accreted in the first nine months ended September 30, 2002 was US$72 thousand.

4. Financial Review

Companies under consolidation

Name	Capital	Ownership	Voting right	Category
North American Bus Industries Inc.	US$ 39.25 million	100%	100%	Fully owned
Optare Holdings Ltd.	GBP 4.78 million	100%	100%	Fully owned

Significant off-balance-sheet liabilities

		Amount of Commitment Expiration Per period			
Description	**Total amounts Committed**	**Less than 1 year**	**1-3 years**	**3-5 years**	**After 5 years**
Performance bonds	46,757	39,924	6,832	-	-
Royalty	2,225	525	1,350	350	-
Total commitments	**48,982**	**40,449**	**8,182**	**350**	**-**

US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	No
Seasonal earnings expenses	No
Material changes in the estimation of income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	No

4.1 Total Revenue

Net sales of buses and spare parts were US$217.8 million (including US$0.6 million other sales) during the first nine months of 2003, a 12.9 percent decrease over the comparable period in 2002, and a 7.2 percent decrease compared to the same period of 2001. The reasons behind this reduced performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$181.2 million (excluding deferred revenue amortized) of which US$136.1 million were derived from the United States market, with US$43.7 million from the UK market and with US$1.4 million from the HU market.

Spare parts and aftermarket service revenues were US$36.1 million during the first nine months of 2003, a 12.9 percent increase over the comparable period in 2002.

Total revenue in 2003, 2002 and 2001 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years. Deferred revenue recognized during the first nine months ended September 30, 2003 and 2002 was US$1.1 million for both periods and US$0.5 million for the same period in 2001.

4.2 Cost of Sales and Gross Profit

Cost of sales for the nine months ended September 30, 2003 decreased 7.9 percent to US$207.8 million from US$225.5 million for the same period of 2002. Cost of sales increased to 94.9 percent of consolidated total revenue during the reporting period compared to 89.8 percent during the period ended September 30, 2002.

Primary reasons for the increase relate to (i) the higher proportion of fixed manufacturing overhead within cost of sales attributable to the lower volume in unit sales in the period, (ii) provisions relating to certain vehicles in work in progress at the end of the period and (iii) additional warranty provisions for campaign works related to buses delivered in previous years.

Gross profit for the period ended September 30, 2003 was US$11.2 million, constituting a decline of 56.5 percent or approximately US$14.5 million compared to the gross profit of US$25.7 million in the same period of 2002.

4.3 Operating Income

SGA expenses for the period ended September 30, 2003 increased by U$3.2 million to US$24.2 million compared to the same period in 2002, an increase of 15.2 percent. This increase is mainly attributable to (i) appreciation of HUF and GBP against the US$ by 14.4% and 8.8% respectively, which amounted approximately US$1.8 million (ii) together with US$1.7 million SGA expenses of the Kaposvár plant which did not commence production until the third quarter of 2002, whilst at the US entity there was a US$0.8 million reduction compared to the same period of last year.

The Group recorded an operating loss of US$13.0 million in the first nine months in 2003 compared to an income of US$4.8 million during the same period of 2002.

The lower operating income result is attributable to (i) the US$14.5 million decline in gross profit, and (ii) the increase in SGA expenses explained above.

4.4 Other Income (Expense), Net

Other income was US$3.3 million for the first nine months in 2003, as compared with US$0.7 million for the same period in 2002, mainly attributable to a US$2.1 million unrealized gain recorded under USGAAP on forward currency contracts, which NABI entered into from January 2003.

4.5 Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA")

Consolidated EBITDA for the Group improved during the third quarter and was a negative US$3.8 million for the nine-months ended September 30, 2003 compared with US$10.4 million in the same period in 2002. As defined by the Company, EBITDA does not include amortization/accretion of goodwill, deferred debt issuance cost amortization or debt discount amortization.

4.6 Income Before Income Tax

Income before income tax declined by US$15.9 million to a loss of US$13.6 million for the nine months ended September 30, 2003 compared to a profit of US$2.3 million in 2002.

4.7 Net Income

The Group reported a net loss of US$11.4 million for the first nine ended on September 30, 2003 compared to net income of US$4.7 million in the same period of 2002.

4.8 Changes in Balance Sheets Items

4.8.1 Cash and cash equivalents

Cash and cash equivalents increased by US$8.3 million to US$18.9 million as at September 30, 2003 compared with US$10.6 million as at September 30, 2002.

4.8.2 Receivables

Receivables increased by 38.1 percent to US$50.0 million as of September 30, 2003 compared to US$36.2 million as of September 30, 2002 partially attributable to increased sales at period-end.

4.8.3 Inventories

Inventories increased by US$30.8 million, or 35.8 percent to US$116.7 million from September 30, 2002 to September 30, 2003 mainly due to (i) build up of 60LFW type bus inventory due to the delay in finalizing Altoona testing earlier in the year and consequent acceptance of completed vehicles by the customer, (ii) commencement of operations at the new Kaposvár Plant and in the composite production line in the USA at which inventory was insignificant at September 30, 2002; (iii) increased inventories at Optare of vehicles and special components required for 30-LFN contracted sales to the US and (iv) changes in exchange rates used for conversion.

4.8.4 Deferred income taxes

Deferred income taxes increased by US$1.9 million to US$4.9 million from US$3.0 million.

4.8.5 Prepaid expenses

Prepayments and other assets amounted to US$6.5 million at September 30, 2003, an increase of 32.6 percent compared to September 30, 2002, mainly attributable to unrealized gain on forward contracts.

4.8.6 Property and equipment, net

Property and equipment amounted to US$59.5 million as of September 30, 2003, a decrease of 1.2 percent compared to September 30, 2002.

4.8.7 Deferred debt issue cost

Deferred debt issue cost decreased by 28.8 percent due to amortization.

4.8.8 Other non-current assets

Other non-current assets amounted to US$1.4 million compared to US$0.8 million, mainly attributable to a change in deferred tax assets.

4.8.9 Short-term debt

Short-term debt amounted to US$89.0 million as of September 30, 2003, an increase of US$38.1 million compared to the same period in 2002 mainly attributable to (i) increase in inventory mentioned in 4.8.3, (ii) impact of the change in the GBP/USD exchange rate and (iii) operating loss on group level.

4.8.10 Current portion of long term debt

Current portion of long-term debt increased to US$12.2 million as of September 30, 2003 compared to US$2.2 million as of September 30, 2002, due to the repayment terms of long-term loans requiring this reclassification.

4.8.11 Accounts payable

Accounts payable increased by 43.9 percent period-to-period from US$35.5 million to US$51.1 million mainly due to stockpile inventory mentioned in 4.8.3.

4.8.12 Warranty provisions

Warranty provisions increased by 39.7 percent to US$12.2 million as at September 30, 2003 compared to US$8.7 million at September 30, 2002; primarily due to (i) normal warranty reserves made after shells and buses produced in HU and in the USA (US$1.2 million); and (ii) increase in customer purchased extended warranties in the USA (US$1.8 million).

4.8.13 Accrued and other liabilities

Accrued and other liabilities were US$5.4 million at the end of September 2003, an increase of US$2.7 million compared to the same period of 2002 primarily due to (i) a US$1.6 million increase in accrued taxes (sales tax, federal income tax), (ii) US$0.6 million increase in accruals for technical publications and customer training and (iii) US$0.6 million increase in accruals for state subsidy in Hungary.

4.8.14 Long-term debt

Long-term debt amounted to US$30.0 million at September 30, 2003, a decrease of 11.9 percent compared to the same period of 2002. The decrease is primarily attributable to the reallocation of certain installments of term loans to current liabilities, which was partially offset by conversion of a short-term loan into long-term.

4.8.15 Other long-term liabilities

Other long-term liabilities increased to US$1.8 million at September 30, 2003 compared to US$1.6 million in the same period of 2002, which is attributable to a deferred tax item.

4.8.16 Obligations under residual value guarantees

Obligations under residual value guarantees remained at US$3 million at September 30, 2003, the same as a year earlier. These relate to 75 buses sold with an option for the customer, subject to certain conditions, to oblige the Company to repurchase the buses, which have been accounted for as an operating lease.

4.8.17 Deferred revenue

Deferred revenue decreased as a result of reflecting the amortized amount under deferred revenue in the income statement.

4.8.18 Retained earnings

Retained earnings were US$16.0 million as of September 30, 2003, a decrease of US$9.0 million or 36.1% compared to the amount at September 30, 2002. The change reflects the reduction due to the loss incurred by the Group in the current period.

5. Shareholder Structure

Shareholder Structure

Type	September 30, 2003		September 30, 2002		September 30, 2001	
	%	Shares ('000)	%	Shares ('000)	%	Shares ('000)
Domestic institutions	18.56%	858.4	12.84%	593.7	13.36%	617.9
Foreign institutions	57.12%	2,641.7	56.62%	2,618.5	55.69%	2,575.5
Institutional investors total	75.68%	3,500.1	69.46%	3,212.2	69.05%	3,193.4
Domestic depositaries	20.06%	927.8	28.32%	1,309.8	29.08%	1,344.7
Foreign depositaries	4.02%	185.6	1.94%	89.7	1.62%	75.0
Depositaries total	24.08%	1,113.5	30.26%	89.7	30.70%	1,419.7
Employees	0.24%	11.0	0.28%	12.9	0.25%	11.5
TOTAL:	100.00%	4,624.6	100.00%	4,624.6	100.00%	4,624.6

Notes: - *Voting percentages are the same as ownership ratios*
- *No shares of the company are in state ownership or held by international development institutions*

Shareholders owning more than three percent of all outstanding shares

Name	Origin	Category	Quantity	Ownership ratio	Note
The First Hungary Fund	Foreign	Venture capital fund	2,500,000	54.06	Financial investor
Citibank	Domestic	Depositary	409,840	8.86	Depositary
The Budapest Growth Fund	Domestic	Open-end investment fund	193,002	4.17	Financial investor
Generali Gold Investment Fund	Domestic	Open-end investment fund	150,924	3.26	Financial investor

Note: - *Voting percentages are the same as ownership ratios*
- *The listed series of shares represents the total registered capital*

Treasury shares in 2003

	Jan 1, 2003	Mar 31, 2003	Jun 30, 2003	Sept 30, 2003	Dec 31, 2003
Subsidiaries	0	0	0	0	-
Company	0	0	0	0	-

6. The Company's Structure and Operation

Employee headcount

	September 30, 2003	January 1, 2003	September 30, 2002	September 30, 2001
NABI Rt.	968	959	866	721
NABI Inc.	748	749	693	626
Optare Holding Ltd.	516	529	523	482
TOTAL:	2,232	2,237	2,082	1,829

Employees in strategic or top management positions and key officers

Name	Position	Beginning of mandate	End of mandate	Share ownership (No. of shares)
Péter Róna	Chairman of the BoD	April 29, 2003	May 1, 2005	0
András Rácz	Member of the BoD	April 29, 2003	May 1, 2005	11,000
	CEO of the NABI Group	1993	Undetermined	
John Horstmann	Chairman of the Remuneration Committee	April 29, 2003	May 1, 2005	0
Tamás Felsen	Independent Member of BoD	April 29, 2003	May 1, 2005	0
Márk Pejacsevich	Independent Member of BoD	April 29, 2003	May 1, 2005	0
Csaba Zoltán*	Member of the BoD, Chairman of the Audit and Budget Committee	April 29, 2003	May 1, 2005	0
Russell Richardson	Member of the BoD	April 29, 2003	May 1, 2005	0
	Executive Chairman of Optare	January 1, 2003	Undetermined	
Charles A. Huebner	Chairman of the Supervisory Board	April 29, 2003	May 1, 2005	0
László Blága	Supervisory Board Member	April 29, 2003	May 1, 2005	0
Lajos Kenyeres	Supervisory Board Member, employee representative	April 29, 2003	May 1, 2005	0
János Kálmán Phd	Supervisory Board Member	April 29, 2003	May 1, 2005	0
Zoltán Szőke	Supervisory Board Member, employee representative	April 29, 2003	May 1, 2005	0
Patrick Róna	President, CEO of NABI Inc.	April 16, 2002	Undetermined	0
Roger Fossey	CFO of the NABI Group	October 5, 2001	Undetermined	0
Robert Coombes	Managing Director of Optare	May 1, 2003	Undetermined	0
Péter Horváth	Deputy CFO of the NABI Group	October 5, 2001	Undetermined	0
			TOTAL:	11 000

*Resigned as of November 4, 2003

7. Others

7.1 Changes after the end of the period

- Mr. Csaba Zoltán, Member of the Board of Directors, submitted his resignation from the Board of Directors on November 3, 2003, which became effective immediately.

7.2 Outstanding warrants and options

Outstanding warrants and management options of the NABI Group

Number of warrants / options	Exercise price	Deadline to exercise
39,000 (option)	HUF 2,504	January 20, 2004
6,000 (option)	HUF 3,703	July, 27 2004
330,258 (warrant)	HUF 5,446	January 31, 2006
31,000 (option)	HUF 4,618	February 13, 2006
143,400 (option)	HUF 3,812	March 21, 2007
20,000 (option)	HUF 3,890	April 15, 2007

7.3 Newsreleases

Official news releases of the NABI Group

Date	Place of announcement	Subject
July 9, 2003	www.nabi.hu www.bet.hu	NABI's New Hungarian Bus Model
July 15, 2003	www.nabi.hu www.bet.hu	H1.2003 bus sales performance of the NABI Group
July 21, 2003	www.nabi.hu www.bet.hu	Pannon Volán chooses NABI 700SE buses
August 14, 2003	www.nabi.hu www.bet.hu	Press release on the availability of the H1 2003 interim Report of NABI Rt
September 22, 2003	www.nabi.hu www.bet.hu	Announcement of the Board of Directors of NABI's majority shareholder: the First Hungary Fund
October 15, 2003	www.nabi.hu www.bet.hu	Q3.2003 bus sales performance of the NABI Group
November 4, 2003	www.nabi.hu www.bet.hu	Resignation of a member of NABI Rt's Board of Directors

7.4 Other developments

- The unfavorable condition of local public finances in the USA led to an adverse development to the Group as the Chicago Transit Authority decided to cancel its ongoing procurement of 40-foot transit buses and thus failed to award a contract to NABI, who was announced on May 21, 2003 as the lowest bidder.

- The Group is working with its financing banks to renegotiate the maturity and amortization terms of its bank debt.

INVITATION TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NABI

The Board of Directors of NABI North American Bus Industries Rt. (1165 Budapest Újszász u. 45.) hereby notifies the honorable shareholders that it decided to convene the Company's annual general meeting of shareholders at 9:30 a.m. on Tuesday, April 29, 2003.

Place of the meeting: Palace Room
Hotel Novotel Budapest Centrum
1088 Budapest, Rákóczi út 43-45.

Agenda of the general meeting:

1. Closing of the 2002 business year
   1.1. The Board of Directors' recommendation on the consolidated and standalone 2002 financial statements (according to Hungarian Accounting Standards and US GAAP)
   1.2. The Board of Directors' 2002 Business Report
   1.3. The Board of Directors' recommendation on the allocation of 2002. net income
   1.4. The Supervisory Board's report on the consolidated and standalone financial statements and the allocation of net income
   1.5. Report of the Independent Auditor on the consolidated and standalone financial statements and the allocation of net income
2. Approval of the consolidated and standalone 2002 financial statements (according to Hungarian Accounting Standards and US GAAP)
3. Approval of the allocation of 2002 net income
4. Election of the members of the Board of Directors
5. Election of the members of the Supervisory Board
6. Election of the Independent Auditor
7. Setting the 2003 remuneration of the Independent Auditor
8. Amendment of the Articles of Association based on the rules of the Budapest Stock Exchange
9. Others

Summary lines of NABI Rt's 2002 audited consolidated US GAAP balance sheet:

figures in USD millions

	2002	2001		2002	2001
Current assets, total	177.2	151.6	Short-term liabilities	141.4	107.1
Non-current assets, total	81.9	69.6	Long-term liabilities	39.2	43.4
Assets, total	259.1	221.2	Shareholders' equity	78.5	70.7
			Liabilities and saherholders' equity	259.1	221.2

Summary lines of NABI Rt's 2002 audited consolidated US GAAP income statement:

figures in USD millions or in %

	2002	2001	2002/2001
Total revenues	360.6	344.9	104.5%
Gross profit	42.0	44.8	93.8%
Operating profit	11.8	14.2	83.1%
Net income	7.1	8.0	88.8%

The shares of the Company are registered shares; the transfer of the shares will become effective vis-à-vis the Company when the name of the transferee is entered into the Register of Shares. The shareholders may attend the general meeting either personally or through a representative or an attorney-in-fact. The document constituting such representation right must be delivered in form of a notarized document or a fully verifiable private deed until the opening of the general meeting at the latest.

Those shareholders whose names are listed in the Register of Shares on the turning day of the process for verifying the shareholders and their holding that precedes the general meeting and possesses the appropriate securities account extract defined in section 7.4 of the Articles of Association. The Board of Directors of the Company provides appropriate means of voting per share for the shareholders.

We request the honorable shareholders to appear at the venue of the meeting one hour before the announced opening time of the general meeting for the purpose of registering the presence of the shareholders and the delivery of the voting appliances.

The proposals for the agenda of the general meeting as well as the draft of the modifications to the Articles of Association will be available at the Company's registered seat or on the web site of the Company at www.nabi.hu, furthermore on the web site of the Budapest Stock Exchange ("BSE") at www.bet.hu or in the information center of the BSE from April 14, 2003.

The re-convened general meeting held following a general meeting at which there was no quorum will be held at the same venue and at 10 a.m. on the same day set forth in this announcement.

Board of Directors
NABI Bus Industries Rt